3/11

BEST AVAILABLE COPY

05006408

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME OJSC Dniproenergo

*CURRENT ADDRESS Open Joint Stock Co Dniproenergo (JSC Dniproenergo)

**FORMER NAME

MAR 1 1 2005 THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4844 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DATE: 3/11/05

File No. 82-4844

Covering letter of the REPORT

Attachment 1

Securities and Exchange
State Commission

JSC "Dniproenergo"	**00130872**
(name of the issuer)	(EDRPOU code)

Confirm by this letter that the report for 2003 year, in electronic and paper forms which enclosed, is properly filled, all lists in it are true.

Date of publishing Report 07.06.04

AR/S
12-31-03

The Readjustment Manager		Myakota Serhiy Vasilevich
(position)	(signature)	(surname, name, second name)

[seal]

08.06.2004

File No. 82-4844

Report is hereby approved by:

Readjustment Manager ______________ Serhiy Myakota
(title) (signature) (full name)

Date 11 05 2004

Contact person regarding issues related to the report:

Title, department	Manager of the corporate management dep.
Full name	Voloshyna Ludmila Nikolaiyvna
Interregional code, telephone, fax	(0612) 58-47 35 58-23-55
E-mail	ocb@gc.dnepr.energy.gov.ua

Annual Report of the Open Joint Stock Company
(enterprise issuing bonds)

Prepared on	01 01 2004
	/date/
Issuer's full name	Open Joint Stock Company "Dniproenergo"

Report is accepted by: ______________
[signature] (full name of an officer of SCSCM)

Date of the previous report approval		Report approval date	10.06.2004
Registration number of the previous report		Registration number	
Control amount of the report		Notes	

File No. 82-4844

Attachment 4

Information on financial and business activities to be published by the issuer in printed mass media

Name of the issuer	Open Joint Stock Company "Dniproenergo"
Abbreviated name	OJSC "Dniproenergo"
Organization and legal status	OPEN JOINT STOCK COMPANY
EDRPOU code	00130872
Territory code (COATUU)	2310136900
Territory (oblast)	Zaporizka Oblast
District	Leninsky District of Zaporizhzhia
Location (mail address) of the issuer	2 Hrebelna St., 69096, Zaporizhzhia
Interregional code and telephone	(0612) 58-23-23
Fax	58-23-55
E-mail	kanc@gc.dnepr.energy.gov.ua
WWW-address	www.dniproenergo.ua

Information on the state registration of the issuer

No. of state registration certificate	9102-3П
Date of issuance of state registration certificate	08.04.1998
Certificate issue body	Leninsky District Council of the city of Zaporizhzhia
Registered Charter Fund (UAH)	98 099 950,00
Basic types of activities (code)	(description)
11110	Thermal power plants
61110	General type building organizations
71130	Wholesale trade of private organizations, except for consumer cooperation

Banking institutions serving the ussuer

Name of the bank (its branch) where the issuer has its principal current account	"Prominvestbank of Ukraine" Zaporizhzhia branch tne City of Zaporizhzhia
Bank MFO	313355
Name of the bank (its branch) where the issuer has its currency account	"Prominvestbank of Ukraine" Zaporizhzhia branch the City of Zaporizhzhia
Bank MFO	313355

Information regarding permits (licenses) obtained for separate types of activities

Type of activity	Permit No.	Permit issue date	State authority which issued permit	Permit expiration date
Generation of electric energy	0116 BP	24.06.98	NERC of Ukraine	
Supply of electric energy under unregulated tariff	0507 ПС	24.06.98	NERC of Ukraine	
Training activities	234943 AA	22.10.02	The Ministry of Education of Ukraine	31.12.04
Carrying out activities in the area of communications	223147AA	18.01.99	The State Communications Committee of Ukraine	18.01.09
Usage of radio-frequencies	001621 PA	29.02.00	The State Communications Committee of Ukraine	28.02.05
Usage of radio-frequencies for the organization of radio-relay communication	001960 PA	07.07.00	The State Communications Committee of Ukraine	07.07.05
Performance of special types of activities in the area of constructing and building	219655 AA	26.10.01	Architecture and City Planning Department of Zaporizhzhia Regional State Administration	31.10.05
Medical training	498851 AA	09.04.03	The Miistry of protection of health of Ukraine	09.04.06

Carrying out activities with sources of ionizing radiation	000018 ЯРБ-01	18.07.01	Ecology and Nature Resources Department of Zaporizhzhia Regional State Administration	18.07.04
Granting services of international haulages of cargoes by automobile transport	099734 AA	06.11.01	The Ministry of Transport of Ukraine	05.11.04
Organization of internal tourism	633038 AA	27.06.03	State tourism administration Ukraine	27.06.06
Installation maintenance service of installations of the fire signal system	483270 AA	13.03.03	State department of fire safety Ukraine	13.03.06
Carrying out activities in the area of communications	425482 AA	15.09.02	The State Communications Committee of Ukraine	15.09.04

Information regarding participation of the issuer in any association of enterprises

Type of company which belong to emitter	Name	Location (mail address)
Association:		There is no information
Corporations:		There is no information
Consortiums:		There is no information
Concerns:		There is no information
Other associations by industrial, territorial or other principles:		There is no information

Information on holders of registered securities of the issuer

Number of shareholders (founders) - legal entities	130
Percentage of shares held by legal entities of their total number (percent)	94.770
Number of shareholders (founders) - individuals	8 907
Percentage of shares held by individuals in their total number (percent)	5.230
Number of requested forms of securities certificates	15 000
Including: - share certificates	15 000
- bond certificates	0.0
Number of issued forms of securities certificates	9 037
Including:	
- share certificates	9 037
- bond certificates	0

Information on the number of employees and their remuneration

Indicators	Actually for the period
Average number of staff employees (persons)	10 438
Average number of freelancers and part-timers (persons)	57
Number of employees working under terms of shorter hours (days, weeks) (persons)	0
Labor remuneration fund (thousand, UAH)	110212,100

Information on the issuer's office

<table>
<tr><th>Nos.</th><th>Title</th><th>Full Name</th><th>Year of birth</th><th>Education</th><th>Length of managerial experience (years)</th><th>Name of enterprise and previous title therein</th></tr>
<tr><td>1</td><td>The Readjustment Manager</td><td>Myakota Serhiy Vasilevich</td><td>1963</td><td>higher</td><td>15</td><td>The company "Consulting - expert", assistant of the chief</td></tr>
<tr><td colspan="7">Outstanding previous convictions for official crimes of the person have no. 28.11.03 management consist of Popov Sergei Andreevich, Tantsiura Borys Yukhymovych, Zuyev Leonid Artemyevych, Bochkariov Yuriy Heorhiyovych, Sagir Vladislav Georgievich</td></tr>
<tr><td>2</td><td>Chief Accountant</td><td>Huschyn Anatoliy Mykhaylovych</td><td>1948</td><td>higher</td><td>18</td><td>KrTPP, Chief Accountant</td></tr>
<tr><td colspan="7">Changes in personal structure from 25.03.03. are taken off from a post in the supervisory council Stryhunenko Yuriy Danylovych, Lysenko Hryhoriy Ivanovych, Borisenko Volodymyr Yakovych, Dvornikov Anatoliy Mykolayovych. The members of the supervisory council are nominated MatveevV.G., Grigoreva L.V., Shevchyk A.V.</td></tr>
<tr><td>3.</td><td></td><td></td><td></td><td></td><td></td><td></td></tr>
<tr><td colspan="7">There are no representatives of the Government Bochkariov Yuriy Heorhiyovych, the audit council Matysko T.N. taken off from Lesik L.S Taken on to this post. 10.04.03. Matveeva V.G the head of supervisory council, assistant of the head of supervisory council Bochkariov Y.H. members are Sagir V. G. TychukP.K.</td></tr>
</table>

Information on persons holding 5% and more of the issuer's shares

Name of a legal entity	EDRPOU Code	Location	Date of entry to the register	Number of shares	Of the total number of shares (%)	By class of shares			
						common registered	common, on bearer	preferred	preferred, on bearer
1	2	3	4	5	6	7	8	9	10
Fund of the State Property of Ukraine	00032945	18/9 Kutuzov St., Kyiv 01133		2983717	76,038	2983717	0.0	0.0	0.0
Alfa Capital Holdings Limited Cyprus		3 Themistokly Dervi, Lulia-House 1floor Nicosia Cyprus 1066		366631	9,343	366631	0.0	0.0	0.0
Full name of an individual			Date of entry to the register	Number of shares	Of the total number of shares (%)	By class of shares			
						common registered	common, on bearer	preferred	preferred, on bearer
Total:				3350348	85,381	3350348	0	0	0

Information of the last publication of the issuer's report

Name of printed media	"Ukraynska Investysiyna Gazeta"
Subscription index	33 782
Circulation	27 000
Date of publication	09 May 2003

Information of the last general shareholders' meeting (for OJSC)

Type of general meeting	Regular	Extraordinary
	X	
Place of meeting	16 Vinter Street, Zaporizhzhia	
Date of meeting	25 March 2003	
Quorum at the meeting (%) 85.935		

Agenda

1. Approval of the report of the Board on the fulfillment of plans and principal directions of development by the Company in 2002.
2. Approval of the report and conclusions of the Audit Commission for 2002.
3. Approval of the report of the Supervisory Council for 2002.
4. Approval of annual results of the Company's activities and its balance sheet for 2002.
5. Approval on financial-economic plans on 2003
6. On Company's structure change.
7. On introduction of amendments and additions to the Charter of the Company.

9 On approval of amendments in the agreement with Energorynok.

10. On approval inner regulations and amendments to them.
11. About payment to the members of the supervisory council
12. The statement of the specifications of distribution of the profit on 2003
13. Elections of the supervisory council
14. Elections of an auditing commission
15. About creation of fund of social support of the veterans JSC "Dniproenergo"
16. The statement of the made contracts about a pledge.
17. Elections of bodies of general meeting of the shareholders.

Information on dividends

Date of closing register for dividend payment (if any)	
Commencement date for dividend payment	
Termination date of dividend payment	

Information on substantial facts happened during a year

Notice registration date	Summary
27.03 2003	The information about changes in personal structure of the service persons of the emitter
14.04.2003	The information about changes in personal structure of the service persons of the emitter
14.11. 2003	The information about changes in personal structure of the service persons of the emitter
04.12.2003	The information about a beginning of readjustment

Attachment 15

Information regarding the registrar

Name	Open Joint Stock Financial Company "Ukrnaftogaz"
Organizational and legal form	Open Joint Stock Company
EDRPOU code	24101605
Code of the area (KOATUU)	110136600
Territory (oblast)	Kyivska
District	Dniprovsky
Zip code	02090
Inhabited locality	the City of Kyiv
Street, building	5 Praz'ka St.
Interregional code and telephone	(044) 551-95-40
Fax	551-95-40
E-mail	reestr@naftogaz.com.ua
WWW-address	WWW.naftogaz.com.ua
Number of license (permit)	558112 AA
Date of issuance of the license (permit)	31 October 2002
Government authority that issued the license	Securities and Exchange State Commission

Information on Auditors (auditing firms) providing audit services to the issuer

Name	"Auditservis-LVF"
Organizational and legal form	Limited Liability Company
EDRPOU code	23850988
Code of the area (KOATUU)	2310137200
Area	Zaporizka Oblast
District	Zhovtnevy
Zip code	69095
Inhabited locality	the City of Zaporizhzhia
Street, building	117-A Lenin Avenue
Interregional code and telephone	(0612) 63-01-97
Fax	63-01-97
E-mail, teletype,telex	
WWW-address	
Number of license	1253
Date of issuance of the license (permit)	26 January 2001
Government authority that issued the license	The Audit Chamber of Ukraine

INFORMATION ON SECURITIES OF THE ISSUER

Information on share issues

Issue registration date	No. of Certificate on Issue Registration	Name of authority that registered the issue	Class of shares	Form of issue	Nominal value of a share (UAH)	Number of shares	Aggregate nominal value (UAH)	Persantage in the charter fund (%)
02.12.1998	564/08/1/98	Zaporizhzhya territorial department of SCSSMU	common registered	documentary	25.00	3 923 998	98 099 950.00	100.00

Information on bonds of the issuer (per each unredeemed bond issue)

1. Interest-bearing bonds

Issue registration date	No. of Certificate on Issue Registration	Name of authority that registered the issuer	Nominal value (UAH)	Number of bonds	Form of issue	Aggregate nominal value	Interest rate (%)	Interest Payment Term	Bond Maturity Date
			0.0	0		0.0	0.0		

Notes: interest-bearing bonds did not issue

2. Discount bonds

Issue registration date	No. of Certificate on Issue Registration	Name of authority that registered the issue	Nominal value (UAH)	Number of bonds	Form of issue	Aggregate nominal value (UAH)	Bond Maturity Date
			0.0	0		0.0	

Notes: discount bonds did not issue

3. Task (passive) bonds

Issue registration date	No. of Certificate on Issue Registration	Name of authority that registered the issue	Nominal value (UAH)	Number of bonds	Form of issue	Aggregate nominal value (UAH)	Name of goods (services) for which the issue was effected	Bond Maturity Date
			0.0	0		0.0		

Information on other securities issued by the issuer (that are subject to registration)

Issue registration date	Type of securities	Amount of the issue	Amount of allocated securities as of the date of report (UAH)	Redemption terms and conditions
		0	0.0	

Notes: issue another valuable papers in current year did not make. Shares of the open joint stock company are traded through the First stock trading system of Ukraine beginning from 1997.

Text part.

Company's background

The Open Joint Stock Company "Dniproenergo" (the "Dniproenergo") is the leading power generating company in Ukraine. The main business of the company is the production of electric and thermal power.

Dniproenergo was established as a result of Ukrainian energy sector restructuring. "Dniproenergo" was registered in 14.06.1995. The State represented by the Ministry of Power and Electricity of Ukraine was the founder of Dniproenergo.

The Company includes three thermal power plants: Kryvorizka TPP, Prydineprovska TPP and Zaporizka TPP having together 25 generating units with an aggregate installed generating capacity of 8 160 MW or 29.1% of the total installed generating capacity in Ukraine.

Power plants are located in two industrial regions of Ukraine: Zaporizka and Dnipropetrovska oblast, where such energy intensive sectors as machinery building, metallurgy, mining are developed that ensures the sales of the generated electric power.

The charter fund of the Company is 98 099 950 UAH. It is divided into 3 923 998 common registered shares with the nominal value of 25 UAH each.

Shares of Dniproenergo are included in the listing of the First Stock Trading System of Ukraine (FSTS) from 1997.

The Company completed the program of issuance of American depository receipts (ADR) of the 1st level.

The electronic information system SAP R/3 started to work in the Company that allows to made management decisions on the basis of true and prompt information.

Information on organizational structure of the issuer

OJSC "Dniproenergo" includes:

- Kryvorizka TPP (installed capacity - 2820 MW), located on the territory of Dnipropetrovska oblast in 20 kilometers to the West from district center the city of Apostolovo and from 2 kilometers of the city of Zelenodolsk.

- Zaporizka TPP (installed capacity - 3600 MW) and Energodarskiy consumer services center CSC, located on the territory of Zaporizka oblast in 140 kilometers to the South from the city of Zaporizhia and 3 kilometers from the city of Energodar.

- Pridneprovska TPP (installed capacity - 1740 MW) and Pridneprovskiy CSC, located on the territory of Dniproretrovska oblast in the city of Dnipropetrovsk.

In order to separate production activity from non-production activity, three consumer services centers (Energodarsky, Pridneprovsky,) were established on the basis of subdivisions of non-production activities of thermal power plants.

OJSC "Dniproenergo" includes following subdivisions for providing of technical maintaining: "Dniproenergoremont" (performs repairs works on thermal, mechanical and electrotechnical equipment), "Dniproenergospetsremont" (reconstruction of buildings and structures), "Dniproenergoavtotrans" (transportation services), "Dniproenergonaladka" (servicing of meters, communications lines), "Militarized Security".

Description of accounting policy

Bookkeeping accounting at the enterprise corresponds to the requirements of the Law of Ukraine "On bookkeeping accounting and the financial reporting in Ukraine" № 996-XIV from 16.07.1999, national positions (standards) of bookkeeping accounting and normative documents, that regulate the system of bookkeeping accounting and financial reporting in Ukraine.

Accounting policy of the enterprise was developed independently, corresponds to the requirements of legislative and normative acts on questions of bookkeeping accounting and reporting.

Purchased (created) fixed assets in 2003 were accrued to the balance by their initial value in accordance with the requirements Accounting standards 7, in dependence on purchasing (obtaining).

Purchased (created) intangible assets included to the balance by their initial value in accordance with the requirements Accounting standards 8.

Reflection in bookkeeping accounting realization liquidation and leaving fixed assets according Accounting standards 7.

Fixed assets inventory and intangible assets inventory were held as of 01.11.2003 in accordance with the Law of Ukraine "On bookkeeping accounting and financial reporting in Ukraine", " Instruction on fixed assets inventory, intangible assets, commodity and material value, monetary funds and documents and payments" (The Ministry of Finance order 11.08.94 No. 69 with changes).

The expenses for repair of the basic means, which were made in the accounting period for maintenance of object in working reception of the originally certain sum of economic benefits from its use are displayed in book keeping according to the requirements Accounting standards 7 and Accounting standards 16 «Expenses»

Expenses connection with improves fixed assets (modernization, reconstruction) which resulted for increase future economic benefits displayed in bookkeeping according to the requirements Accounting standards 7 as increase of initial cost of the basic means. Was spent up to an estimation of the basic means. Initial cost of the basic means was increased on UAH 228764,0 thousand. The basic means for date of balance are displayed at fair cost except for separate objects of the basic means.

The amortization of the basic means and non-material actives was charged by a rectilinear method amortization on specific object of the basic means ground amortization was not charged.

The order of definition, estimation, and display in the financial reporting of stocks was made according to the requirements Accounting standards 2 "Balance" Accounting standards 9 "Stocks" Accounting standards 16 "Expense" Accounting standards 19 "Association of the enterprises " and another regular documents.

The inventory of stocks was carried out as of 01.10.2003в conformity with the law of Ukraine " About book keeping and financial reporting " " the Instructions on inventory of the basic means and non-material actives, material assets, money resources, documents and accounts " (Decree of the Ministry of the Finance of Ukraine from 11.09.1994г. 69 with changes)

Financial investments in associated and branch Establishment Company as pay off on a method of participation in the capital for the method sharing in capital. Another financial investment for the prime cost. The structure, reliability, and estimation of the financial investments according to the requirements Accounting standards 12"Financial investments» to Accounting standards 2 "Balance" other normative documents and registration policy of the enterprise.

The expenses were displayed in book keeping simultaneously with reduction of actives or increase of the obligations.

The order of definition, estimation and display in the financial reporting of stocks corresponds to the requirements Account standard standards 2 "Balance" Accounting standards 9 "Stocks" Accounting standards 16 "Expense" Accounting standards 19 "Association of the enterprises"

Definition and estimation of reality debtor debts correspond to the requirements Accounting standards10 "Debtor debts "

As of 31.12.2003 there was a debt liability inventory in accordance with normative requirements of payments inventory.

Extract from audit of the conclusion

1. Analysis of the property position of the Company.
Indicator of the fixed assets depreciation (Ifad) at 01.01.03 – 0,777; at 31.12.03 – 0,780. It means that during 2003 the indicator has tendency for increasing at optimal value "decreasing". Dynamic of indicators' increasing means that depreciation's degree increase.
Indicator of the fixed assets renovation (Ifar) at 31.12.03 – 0,001. It means that investments for acquisitions and producing of new fixed assets decreased.
Indicator of the fixed assets leaving at 31.12.03 – 0,006. Indicator of the fixed assets leaving is less than indicator of the fixed assets renovation.
2. Analysis of liquidity indicators
Cover ratio (Cr) at 01.01.03 – 0,347; at 31.12.03 - 0,427. It means that as of 31.12.03 the enterprise has not ability to pay off its current obligations. At the beginning and at the end of the year the indicator is lower than normative value – 1,0.
Interim liquidity indicator (Ili) at 01.01.03 - 0,277; at 31.12.03 - 0,331. Value of interim liquidity is illustrates that the enterprise as of 31.12.03 is not able to pay off its current obligations by using the most liquidity working assets. At the beginning and at the end of the year the indicator is lower than the optimum value 0,6 – 0,8.
Absolute liquidity indicator (Ali) at 01.01.03 – 0,006; at 31.12.03 – 0,006. Value of absolute liquidity indicator illustrates that the Company has ability to pay off immediately measly part of its short-term obligations.
Operating capital (Ok) at 01.01.03 - UAH (01610161) thousand; at 31.12.03 - UAH (-1 145 214) thousand. The indicator's values mean that at the beginning and at the end of the year operating capital is absent. The Company is not able to pay off its short-term obligations and to expand its further activity.
3.Analysis of the Company's solvency (financial soundness).
Financial independence (autonomy) ratio (F) at 01.01.03 – 0,062; at 31.12.03 – 0,267. Proportion of the own capital in the total sum of the assets, financed into activity of the Company during 2003 was significantly lower than the optimum value – 0,5.
Capital structure ratio (financing) (Rf) at 01.01.03 – 15,257 at 31.12.03 – 2,479.Dependence of the enterprise from the external sources is very high at the end of the year – 2,749 the less then 1.
Own working assets security indicator (Ias) at 01.01.03 - (-1,885); at 31.12.03 – (- 1,340). The Company has negative own working assets security indicator at the beginning and at the end of the year, then the optimal value more than 0.
Own capital motion indicator (Icm) at 01.01.03 (-9,396); at 31.12.03 (- 1,489).
The obtained information gives real and complete submission on the actual assets and liabilities structure of the Open Joint Stock Company "Dniproenergo". Bookkeeping and accepted accounting policy comply with the applicable law and regulation requirements. Own capital motion indicators' value mean that the financial position of the Company is unstable at the beginning and at the end of the reported year.
The financial report is carried out on an actual bookkeeping data and admits financial information on the Company as of 31.12.03. completely and authentically, in compliance with legislative and regulation requirements as for bookkeeping reporting in Ukraine.

Financial position analysis attests to the current insolvency of the Open Joint Stock Company "Dniproenergo"

Information on main types of goods and services produced by their issuer and perspective produce exception goods and services

The main activity of the Company is the generation of electric and thermal power.

Approved by general meeting of shareholders electric power producing plan was fulfilled 16 billions kWh was produced 15,388 billions kWh. It was delivered in the Wholesale market 14,2 billions kWh that is 4.0 % less than in 2002.

Average tariff for the sold electric power was 12,26 kop./kWh, that is 2.1 % bigger than in 2002.

Total cost of 1 kWh in 2003 is less than planned in 0,31 kop. and is 11,77 kop./kWh.

Electric power producing profit amounted 4,19%.

Information on important issues affecting activities of the issuer.

Activities of Dniproenergo are affected considerably by the following problems:

- lack of effective legal basis for the operation of Wholesale Electric Power Market,
- impossibility to influence on non-payers and lack of legal responsibility to generating companies
- deficit of working capital or other sources to purchase fuel, equipment, spare parts, carry out repairing works in the required amount, etc. due to the incomplete payment for the sold electric power;
- absence of the efficient fuel market;
- political approach to the formation of tariffs.

According to decision of economic court in Zaporizka oblast from 28.11.2003 procedure of readjustment "Dniproenergo" was beginning. All authorities of Company were given to the Readjustment Manager.

Information on payment of penalties and compensations for violation of applicable legislation.

During 2003 were paid next penalties

–indemnify to fishing control for losses from Zaporizka TPP. Penalties was paid in sum UAH 8891,1

– payment of penalties to Dnipropetrovsk State Administration of Ecology UAH 1823,29 for exceeding having merged waters.

Policy regarding financial activity

Dniproenergo's activities are financed in accordance with the bank funds budget as approved by the management. Expenses for labor remuneration are financed in the full amount of such expenses. All other expenses are financed within the limits of the projected expenses for a certain article.
Improvement of liquidity indicators is possible in condition of full and due payments for produced and realized electric power by the company.

Information on the value of executed, but still not performed, agreements

JSC "Dniproenergo» sells electricity produced by TPPs to the Wholesale market of electricity of Ukraine in accordance with the Agreement between the members of the Wholesale market of electricity.
For 2003 it is planned to produce 16,0 billion kWh.

Plans JSC "Dniproenergo» for 1 year
During 2004 year should make technical diagnostics of equipment for continue the dates exploitation such as: Pridneprovska TPP: power unit № 13 – cooper, steam wire; Kryvorizka TPP power unit № 3 – cooper and steamwire of acute steam , power unit № 8 (CHP), (CAP) and turbine's rotor; Zaporizka TPP power unit № 1 and №5 cooper.

Another information about financial activities
No information

Main factors affecting business activities of the issuer

Group of Factors	Problem Description	Level of effect on the issuer's activities*			What projected changes may affect the Company
		Little effect	Average effect	Considerable effect	
Political	Political approach to the formation of tariffs results in the approval of tariffs without taking into account the increased value of fuel, inflation, provision of benefits with respect to the payment for power without any compensation.			X	
Financial and economic	Imperfection of applicable legislation allowed during long time to consume electric power without its due and full payment that resulted in the budget of all companies. permanent shortage of working capital, increase of receivables and payables before			X	Changes introduced into the power legislation as for non-payers and restructuring of debts of power generating companies.
Production and technological	Insufficient technical conditions of electric power plants, electric and thermal network. 95% of power units of TPPs worked out their rated life, and 72% - their critical life. There are no effective fuel market.			X	
Social	Reduction of labor remuneration level.				
Environmental	Pollution emissions to the air, wastes into surface waters.		X		Reconstruction of electrical filters of unit of TPP will cause the reduction of

	Placement of wastes.				ash emissions environmental

*"X" should be put in respective column

Information on the most affective competitors of the main products.

Product	Competitor	Country	Level of competition*		
			Little effect	Average effect	Considerable effect
Electric power	Centrenergo	Ukraine		X	
Electric power	Zahidenergo	Ukraine		X	
Electric power	Donbasenrgo	Ukraine	X		
Electric power	Shidenergo	Ukraine		X	

*"X" should be put in respective column

Information on main products (services) produced by the issuer

Name of product (type of product)	Trademark, under which product is sold	Patent and other legal protection of products (invention and licenses used in the production)	TNZED code of goods (goods group)	Measurement unit	Production volume in natural units	Production volume in monetary form (at current prices) (thousand,UAH)	Net income (proceeds) from the sale for the reported period (thousand, UAH)
Electricity			2716 00 00	million kWh	15388,300	1 746 660,000	1 746 660,000
Heat			2716 00 00	thousand gCal	969,200	37147,000	35262,000
Other goods (services) of industry character						5442,000	5442,000
Other goods						0.00	0.00

(services):							
Total:						**1789249,000**	**1787364,000**

Information on raw materials base and main characteristics of consumers of the issuers products (services) and broken up by regions of Ukraine and external markets

Name of product (type of product)	Production raw materials base (Ukraine, CIS countries, foreign countries)	Share in total amount of sales (region of sales) (%)		
		Ukraine	CIS countries and Baltic states	Foreign countries
Electricity	Coal	100.0	0.0	0.0
	gas	100.0	0.0	0.0
	mazut	100.0	0.0	0.0
	Total:	**100,0**	**0.0**	**0.0**

INFORMATION ON THE PROPERTY STATUS AND FINANCIAL AND BUSINESS ACTIVITIES OF THE ISSUER

Information on the fixed assets of the issuer (by residual cost)

Description of fixed assets	Own fixed assets (thousand UAH)		Leased fixed assets (thousand UAH)		Total fixed assets (thousand UAH)	
	Period beginning	Period end	Period beginning	Period end	Period beginning	Period end
1. Production facilities:	1730973.0	1750851.0	2 909.0	2851.0	1733882.0	1753702.0
-buildings and structures	778479.0	735560.0	1252.0	1213.0	779731.0	736773.0
-machinery and equipment	930720.0	995505.0	5.000	48.000	930725.0	995553.0
- means of transportation	6929.0	5374.0	1652.0	1590.0	8581.0	6964.0
-other	14845.0	14412.0	0.0	0.0	14845.0	14412.0
2. Non - production facilities	0.0	0.0	0.0	0.0	0.0	0.0
-buildings and structures	0.0	0.0	0.0	0.0	0.0	0.0
-machinery and equipment	0.0	0.0	0.0	0.0	0.0	0.0
-means of transportation	0.0	0.0	0.0	0.0	0.0	0.0
-other	0.0	0.0	0.0	0.0	0.0	0.0
Total:	**1730973.0**	**1 750 851.0**	**2909.0**	**2851.0**	**1733882.0**	**1753702.0**

Explanation: a degree of deterioration of the basic means of industrial purpose: buildings and structures -52,5 %; machines and equipment - 83,74 %: vehicles - 83,4 %; others - 83 %.

The basic means are used on 78 %, 0,1 % - handed over in rent, 21,9 % - temporarily are not used. Are given up in rent of a building and structure, which are in Zaporozhye, Energodare, Dnepropetrovske and Zelenodolske, for the term from 1 to 3 years. The tenants are the legal persons of different patterns of ownership, private businessmen and public organizations.

JSC "Dniproenergo":

– for the contracts of rent from 23.05.2002г. № 1295-ДПО/25, from 02.10.2002 № 884-ДПО/24, from 19.09.2002 р № 2026-ДПО/25, from 20.12.1999г. № 396-ДПО/05, from 31.01.2000г. № 78-ДПО/05, from 31.01.2000г. № 79, from April 18 2003г. "№1-ДА/03/772-ДПО/25", 2-ДА/03/770-ДПО/25, "№3-ДА/03/769-ДПО/25", 4-ДА/03771-ДПО/25, № 5-ДА/03/768-ДПО/25 rents in CJSC "Dniproline" vehicles for the term of from 1 till 5 years.

– under the contract of operative rent from 14.11.2002г. № 2290/1-ДПО/28 rents vibrating equipment for the term of till 5 years.

The contract between JSC "Dniproenergo": and CJSC "Dniproline" on delivery coal from 09.01.03 № 25-ДПО/24 is made. The sum of the contract UAH 90731,4 thousand

Since 1999 all property and the property rights JSC "Dniproenergo" were in a tax pledge according to the state register № 135-41 from 09.04.1999г. By 11.08.2003 decision of the Zaporozhye Economic court a tax pledge is abolished, that is confirmed by the decision of Maximum economic court of Ukraine.

During accounting year has acted of the basic means for the sum UAH 6158,0 thousand: is acquired - on vibrate equipment UAH 2820,0 thousand is advanced – on UAH 3338,0 thousand. Up to estimate of the basic means has made UAH 228764,0 thousand. Has left of the basic means for the sum UAH 44563,0 thousand including is realized - UAH 730,0 thousand is written off - UAH 2560,0 thousand is gratuitously transferred - UAH 41273 thousand

The decision of Economic court of the Zaporozhye from 28.11.2003 enters procedure readjustment JSC "Dniproenergo".

All powers were given to readjustment manager

Information on the issuer's liabilities

Type of obligation	Date of occurrence	Amount of Outstanding debts (thousand UAH)	Loan interest (%)	Repayment date
Bank loans	X	172492,0	X	X
Includes:				
Zaporizhia central branch "Prominvestbank"	20.06.03	20000,0	18,000	17.06.2004
Zaporizhia central branch "Prominvestbank"	18.07.03	15000,0	18,000	14.07.2004
Zaporizhia central branch "Prominvestbank"	20.08.03	9000,0	18,000	27.02.2004
Zaporizhia central branch "Prominvestbank"	24.04.03	28999,000	14,000	23.04.04
World bank credit	26.11.97	99 493,0	0,0	15.11.13
Liabilities under securities	X	7639,0	X	X
Notes: percent is paid from the basic part of the credit used and outstanding, for each period of charge of percents, using for each period charge of the rate, which is equal to the base rate LIBOR plus general spread				
including: under bonds (per each issue):	X	0.000	X	X
The bills	X	7639,000		

Type of obligation	Date of occurrence	Amount of Outstanding debts (thousand UAH)	Loan interest (%)	Repayment date
under financial investments into corporate rights (per each type):	X	0.0	X	X
			X	
Tax obligations	X	467949,0	X	X
Financial aid on regress basis	X	0.0	X	X
Other liabilities	X	1 466445,0	X	X
Total liabilities:	X	2114525,0	X	X

Notes: for the tax liabilities include re-structuring of budget debts, which amounted UAH 15350,0 thousand

Attachment 11

Appendix

to the Accounting Form (standard) 2

		CODES
	Date (year, month, day)	04/01/16
Enterprise: the OJSC "Dniproenergo"	as to EDRPOU	00130872
Territory: Zaporizka oblast	as to KOATUU	2310136900
Ownership: COLLECTIVE PROPERTY	as to KFV	ДВ
State management authority: The ministry fuel and power	as to SPODU	6024
Branch: industrial	as to ZKGNG	11110
Type of economic activity: Manufacture of the electric power	as to KVED	40.10.1
Measuring unit: UAH thousand	Controlling amount	

Address: 69096, Zaporizhzhia, Hrebelna Str., 2.

BALANCE SHEET OF THE COMPANY

AS OF December 31 2003

Form No 1 as to DKUD 1801001

ASSETS	Row code	At the beginning of the year	At the end of the year
1	2	3	4
1. FIXED AND OTHER CAPITAL ASSETS			

Intangible assets: -residual value	010	2 119.0	2 434.0
-initial value	011	2 674.0	3 330.0
-depreciation	012	(555.0)	(896.0)
Uncompleted constructions	020	61 319.0	78 661.0
Fixed capital: -residual value	030	1 730 973.0	1 750 851.0
-initial value	031	7 755 591.0	7 945 950.0
-depreciation	032	(6 024 618.0)	(6 195 099.0)
Long-term financial investment: -that accounted under method of sharing in the capital of other	040	6 574.0	6 278.0
-other financial investments	045	133.0	114.0
Long-term accounts payable	050	18 998 .0	12 858.0
Delay tax assets	060	111 390.0	177 196.0
Other capital assets	070	0.0	0.0
Section 1 total	080	1 931 506.0	2 028 392.0
2. WORKING ASSETS			
Inventories: -production inventories	100	171 049.0	192 086.0
-animals under growing and feeding	110	0.0	0.0
-uncompleted production	120	8.0	100.0
-finished products	130	0.0	0.0
-goods	140	104.0	89.0
Promissory notes received	150	64 711.0	51 911.0
Account receivable for goods, works, services: -purchase value	160	484 272.0	555 182.0
-initial value	161	2 537 164.0	2 820 959.0
-reserve of doubtful debts	162	(2 052 892.0)	(2 265 777.0)

Account receivable for settlements : -with the budget	170	9 035.0	2 066.0
-on granted advance	180	56 796.0	5 623.0
-on taxation payments	190	0.0	0.0
-of internal settlements	200	0.0	0.0
Other account receivable	210	9 862.0	11 232.0
Short-term financial investment	220	0.0	0.0
Monetary funds and settlements: - settlement account	230	13 967.0	12 730.0
- currency account	240	0.0	0.0
- other working assets	250	44 385.0	23 448.0
Section 2 total	260	854 189.0	854 467.0
3. EXPENCES OF FUTURE PERIODS	270	98.0	1 295.0
BALANCE (Sum of rows 080, 260, 270)	280	2 785 793.0	2 884 154.0

LIABILITIES	Row code	At the beginning of the year	At the end of the year
1	2	3	4
1. OWN CAPITAL			
Charter fund (capital)	300	98 100.0	98 100.0
Share capital	310	0.0	0.0
Additional invested capital	320	0.0	0.0
Other additional capital	330	1 855 295.0	2 046 292.0
Reserve capital	340	15 338.0	34 605.0
Undistributed profit (uncovered losses)	350	-1 797 373.0	-1 409 654.0

Uncovered losses	352		
Unpaid capital	360	(0.0)	(0.0)
Withhold capital	370	(0.0)	(0.0)
The saved course difference	375	(0.0)	(0.0)
Section 1 capital	380	171 360.0	769 343.0
2. PROVIDING OF FUTURE EXPENDITURES AND PAYMENTS			
Providing of payments for personnel	400	0.0	0.0
Other providing	410	0.0	0.0
The sum of insurance reserves	415	0	0
The sum of a part reinsurers	416	(0)	(0)
Target - oriented financing	420	0.0	0.0
Sections 2 total	430	0.0	0.0
3. LONG - TERM LIABILITIES			
Long term bank loans	440	109 460.0	99 493.0
Other long-term finance liabilities	450	0.0	0.0
Deferred tax indebtedness	460	0.0	0.0
Other liabilities	470	40 324.0	15 350.0
Section 3 total	480	149 784.0	114 843.0
4. CURRENT LIABILITIES			
Short term bank loans	500	53 600.0	72 999.0
Current indebtedness under long term liabilities	510	80 259.0	178 619.0
Issued notes	520	128 846.0	7 639.0
Account payable for goods, works and services	530	1 541 773.0	1 066 588.0
Current liabilities for settlements : -with respect to advance payments received	540	163.0	7 828.0
-with the budget	550	388 058.0	452 599.0

-with respect to non-budgetary payments	560	50 985.0	17 723.0
-with respect to insurance	570	2 802.0	2 500.0
-with respect to salaries	580	5 982.0	6 782.0
-with participants	590	34 779.0	10 005.0
-with subsidiaries	600	0.0	0.0
Other current liabilities	610	177 103.0	176 400.0
Section 4 total	620	2 464 350.0	1 999 682.0
5. REVENUES OF FUTURE PERIODS	630	299.0	286.0
BALANCE (Sum of rows 380, 430, 480,620,)	640	2 785 793.0	2 884 154.0

The notes:

The financial reporting of the enterprise is made according to the current legislation on book keeping and financial reporting. The financial investments in associated and branches are taken into account on method shares of participation in the capital as of 31.12.2003 amounted to UAH 6278 000.0 Another financial investment are value the cost price as of 31.12.2003 amounted to UAH 114 000.0

The OJSC "Dniproenergo" has:

- share in the own capital (41%) CJSC "Dniproline" amounted to UAH 932 000.0, the losses OJSC "Dniproenergo" from participation in the capital CJSC "Dniproline" amounted as of UAH 95 000.0
- share in the own capital (70,6%) CJSC "Dniprovets" amounted to UAH 951 520,0 the losses CJSC Dniprovets" for the first half-year 2003 amounted UAH 285 000.0

Except for the financial investments taken into account on method participation in the capital another financial investment amounted to UAH 113 700.0, which were invested which were invested in valuable papers of commercial bank "Aval". These investments do not bring the profit , because since 2003 the profit of bank is directed to reserve fund. Accounting, the price of the long-term obligations correspond to the requirements of Accounting standards 11 "Liabilities". Long-term obligations as of 31.12.2003 amounted to UAH 114843000.0 where long – terms banks credit amounted UAH 99493000.0, another long-terms liability – UAH 15350000.0

The account an estimation of the current obligations correspond to the requirements of Accounting standards 11 "Liabilities". Current obligations as of 31.12.2003 are amounted UAH 1 999 682 000.0

The definition and estimation of a reality accounts receivable corresponds to the requirements of Accounting standards 10 "Account receivable". Long-terms indebtness as of 31.12.2003 are amounted UAH 12858000.0 Account receivable debts of accounts as of 31.12.2003 are amounted

UAH 7689000.0 the initial value of account receivable for the goods, work and service are amounted UAH 2820959000.0 Another account receivable are amounted 11232000.0

In conformity with Accounting standards 10 "Account receivable" determined bad-debts which amounted are212885000.0 was referred in structure of other operational expenses.

As of 31.12.2003 was made the inventory of account receivable according to normative requirements on realization of inventory of accounts.

At filling the financial forms of the reporting there are such discrepancies a line 340 columns 4 of the form 5 UAH 74889000.0 is not equaled line 020 columns 4 of the form 1 UAH 78661000.0

Thus discrepancy for the sum of advance payments by the contractors for financing capital construction at a rate of UAH 3772000.0

Manager ________________ [signature] Myakota Sergiy Vasilevich

Chief accountant ________________ [signature] Anatoliy Mykhailovych Huschyn

Attachment 12

Appendix

to the Accounting Form (standard) 3

2003 FINANCIAL RESULTS REPORT

CODES

Date (year, month, day) 2004\02\16

Enterprise: **the OJSC "Dniproenergo"** as to EDRPOU 00130872

Territory: Zaporizka oblast as to KOATUU 2310136900

State management authority: The ministry fuel and power as to SPODU 6024

Branch: industrial Manufacture of the electric power as to ZKGNG 11110

Type of economic activity: Manufacture of the electric power as to KVED 40.10.1

Measuring unit: UAH thousand Controlling amount

Form No. 2 as to DKUD 1801003

1. Financial results

Description	Row code	Accounting year	Past year
1	2	3	4
Products sales revenue (goods, works, services)	010	2 144 899.0	2 177 823.0
Value added tax	015	(357 473.0)	(362 963.0)
Excise duty	020	(0.0)	(0.0)
	025	(62.0)	(43.0)
Other use of revenue	`030	(0.0)	(0.0)
Net revenue of sold products (work, services)	035	1 787 364.0	1 814 817.0
Costs for production of sold products (work, services)	040	(1 708 529.0)	(1 575 822.0)
Gross: - profit	050	78 835.0	238 995.0

- losses	055	(0.0)	(0.0)
Other operational revenues	060	801 404.0	57 463.0
Administrative expenses	070	(31 591.0)	(27 782.0)
Commercial costs	080	(1 325.0)	(1 011.0)
Other operational costs and expenses	090	(282 536.0)	(245 441.0)
Financial results of operational activity: - profit	100	564 787.0	22 224.0
- losses	105	(0.0)	(0.0)
Revenues from sharing in the capital	110	0.0	53.0
Other financial revenues	120	0.0	0.0
Other revenues	130	36 890.0	27 339.0
Financial losses	140	(19 621.0)	(12 667.0)
Losses from sharing in the capital	150	(296.0)	(484.0)
Other losses	160	(38 721.0)	(32 615.0)
Financial results of usual activity: - total profit	170	543 039.0	3 850.0
- total losses	175	(0.0)	(0.0)
Profit tax	180	157 700.0	25 719.0
Financial results of usual activity: - balance sheet profit	190	385 339.0	0.0
- balance sheet losses	195	(0.0)	(21 869.0)
Unusual: - profit	200	0.0	0.0
- losses	205	(0.0)	(86.0)
Tax from unusual profit	210	0.0	0.0
Net: - profit	220	385 339.0	0.0
- losses	225	(0.0)	(21 955.0)

2. Production Costs (Turnover Costs)

Description	Row	Accounting year	Past year

	Code		
1	2	3	4
Material costs	230	1 407 358.0	1 297 594.0
Salary expenses	240	107 102.0	88 431.0
Allocations for social arrangements	250	39 394.0	32 674.0
Depreciation	260	196 351.0	193 225.0
Other costs	270	241 405.0	236 157.0
Total	**280**	**1 991 610.0**	**1 848 081.0**

3. Profitability of shares

Description	Row code	Accounting year	Past year
1	2	3	4
Quantity of common shares	300	3 923 998.0	3 923 998.0
Adjusted quantity of common shares	310	0.0	0.0
Net profit per one common share	320	0.0	0.0
Adjusted net profit per one share	330	0.0	0.0
Dividends per one common share	340	0.0	0.0

The classification of the incomes in book keeping for accounting year meets the requirements to the national Accounting Standards 15 «Profit»

- the income of realization of production (goods, works and services) has made UAH 2144899000.0
- other operational incomes UAH 801404000.0
- other incomes UAH 3689000.0

The structure of the incomes and their display in the financial reporting corresponds to the requirements to the national Accounting Standards 3 “The report about financial results”

The Readjustment Manager [signature] Myakota Serhiy Vasilevich

Chief Accountant [signature] Huschin Anatoliy Mikhailovych

Appendix 4

to the Accounting Form (standard)

CODES

Date (year, month, day) 2004\01\01

Enterprise: **the OJSC "Dniproenergo"** as to EDRPOU 00130872

Territory: Zaporizka as to KOATUU 2310136900

State management authority: Minenergo of Ukraine as to SPODU 6024

Branch: industrial as to ZKGNG 11110

Type of business activity: thermal power plants as to KVED 40.10.1

Measuring unit: UAH thousand Controlling amount

2003 FUNDS FLOW REPORT

Form No.3

DKUD Code 1801004

Article	Code	For reported year		For previous year	
		Proceeds	Expenses	Proceeds	Expenses
1	2	3	4	5	6
1. Flow of funds as a result of operational activities					
Profits (loss) from general activity before tax payment	010	543 039.0	0.0	3 850.0	0.0
Adjustment for: fixed assets depreciation	020	196 351.0	X	193 225.0	X
increased (decreased) security	030	0.0	0.0	0.0	295.0
profit (loss) from unreleased switch rates	040	16.0	0.0	11.0	0.0
profit (loss)from non-operational activities	050	2 127.0	0.0	5 707.0	0.0
Interest payment expenses	060	19 621.0	X	12 667.0	X
Profit (loss) from operational activities prior	070	761 154.0	0.0	215 165.0	0.0

to change in frequent circulating assets					
Decreased (increased): circulating assets	080	0.0	1 515.0	69 499.0	0.0
deferred expenses	090	0.0	1 197.0	0.0	9.0
Increased (decreased): current liabilities	100	0.0	709 708.0	0.0	173001.0
deferred incomes	110	0.0	13.0	297.0	0.0
Cash funds from operational activity	120	48 721.0	0.0	111 951.0	0.0
Paid: - interest	130	X	15 094.0	X	8 480.0
- profit tax	140	X	40 682.0	X	70 558.0
Net flow of funds prior to emergency events	150	0.0	7 055.0	32 913.0	0.0
Flow of funds from emergency events	160	0.0	0.0	0.0	0.0
Net flow of funds from operational activities	170	0.0	7 055.0	32 913.0	0.0
2. Flow of funds as a result of investment activities					
Sale of: financial investments	180	14 455.0	X	0.0	X
fixed assets	190	115.0	X	541.0	X
property complexes	200	0.0	0.0	0.0	0.0
Received: interest	210	0.0	X	0.0	X
Dividends	220	0.0	X	0.0	X
Other proceeds	230	0.0	X	0.0	X
Acquisition of: financial investments	240	X	0.0	X	60.0
fixed assets	250	X	26 054.0	X	44 559.0
property complexes	260	X	0.0	X	0.0
Other payments	270	X	0.0	X	13 974.0
Net flow of funds from emergency events	280	0.0	11 484.0	0.0	44 078.0

Flow of funds from emergency events	290	0.0	0.0	0.0	0.0
Net flow of funds from investment activities	300	0.0	11 484.0	0.0	44 078.0
3. Flow of funds as a result of financial activities					
Proceeds of own capital	310	0.0	X	0.0	X
Received loans	320	236 167.0	X	181 231.0	X
Other proceeds	330	0.0	X	0.0	X
Repayments of loans	340	X	217 623.(	X	178 076.0
Paid dividends	350	X	0.0	X	0.0
Other payments	360	X	1 226.0	X	12 500.0
Net flow of funds prior to emergency events	370	17 318.0	0.0	0.0	9 345.0
Flow of funds from emergency events	380	0.0	0.0	0.0	0.0
Net flow of funds from financial activity	390	17 318.0	0.0	0.0	9 345.0
Net flow of funds for the reported period	400	0.0	1 221.0	0.0	20 510.0
Balance of funds for the beginning of year	410	13 967.0	X	34 488.0	X
Influence of currency rate changes on balance of funds	420	0.0	16.0	0.0	11.0
Balance of fund at the end of year	430	12 730.0	X	13 967.0	X

According with accounting policy flow of funds and their equivalents are cash means in cash department and in a road, and also sum on the bank accounts of the enterprise.

During 2003 year on the current accounts of the enterprise OJSC "Dniproenergo" the money resources acted, which use was determined by the decision KMY and HKPE and accordingly restriction for use company the sum makes UAH 306162000.

On the settlement account has acted only UAH 2148028000.0

Readjustment manager [signature] Serhiy Vasilevich Myakota

Chief Accountant [signature] Anatoliy Mikhailovych Huschin

Appendix 5

to the Accounting Form 4 (standard)

CODES

Date (year, month, day)	2003\01\01
as to EDRPOU	00130872
as to KOATUU	2310136900
as to SPODU	6024
as to ZKGNG	11110
as to KVED	40.10.5
Controlling amount	

Enterprise: **the OJSC "Dniproenergo"**

Territory: Zaporizka

State management authority: Minenergo of Ukraine

Branch: thermal power plants

Type of business activity: industrial

Measuring unit: UAH thousand

Report on the own capital for 2003

Form No. 4 Code as to DKUD 1801005

Item	Code	Charter capital	Share capital	Additionally contributed capital	Other additional capital	Reserve capital	Undistributed profit	Unpaid capital	Withheld capital	In total
1	2	3	4	5	6	7	8	9	10	11
Residual at the beginning of year	010	98 100.0	0.0	0.0	1 957 779.0	15 338.0	(1 872 149.0)	0.0	0.0	199 068.0
Adjustment:										
- change of accounting policy	020	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
- correction of mistakes	030	0.0	0.0	0.0	0.0	0.0	(27 698.0)	0.0	0.0	(27 698.0)
- other changes	040	0.0	0.0	0.0	(102 484.0)	0.0	102 474.0	0.0	0.0	(10.0)
Adjusted residual at the beginning of the year	050	98 100.0	0.0	0.0	1 855 295.0	15 338.0	(1 797 373.0)	0.0	0.0	171 360.0
Revaluation of assets:										
- Additional evaluation of the fixed assets	060	0.0	0.0	0.0	233 696.0	0.0	0.0	0.0	0.0	233 696.0
- Adjustment of the value of the fixed assets	070	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)
- Additional evaluation of uncomplited constructions	080	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
- Adjustment of the value of uncomplited constructions	090	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)
- Additional evaluation of intangible assets	100	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
- Adjustment of the value of intangible assets	110	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)
- Movement of special funds	120	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

1	2	3	4	5	6	7	8	9	10	11
Net profit (loss) for the accounting period	**130**	0.0	0.0	0.0	0.0	0.0	385 339.0	0.0	0.0	385 339.0
Distribution of the profit:										
- Payments of the owners (dividends)	**140**	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
- Contribution of the profit into the charter capital	**150**	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
- Deduction into reserve capital	**160**	0.0	0.0	0.0	0.0	19 267.	(19 267.0)	0.0	0.0	0.0
	170	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Contributions of the participants:										
- Contributions into the capital	**180**	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
- Repayment of indebtedness from the capital	**190**	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	200	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Withholding the capital:										
- Redemption of the shares (participation interest)	**210**	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
- Resale of the redeemed shares (participation interest)	**220**	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
- Cancellation of the redeemed shares (participation interest)	**230**	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
- Withholding shares of the capital	**240**	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
- Decrease of nominal value of the shares	**250**	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other shares of the capital:										
- Writing off the losses which have not been reimbursed	**260**	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
- Assets received free of charge	**270**	0.0	0.0	0.0	562.0	0.0	0.0	0.0	0.0	562.0
Dividend accrued upon share of DIF	**280**	0.0	0.0	0.0	(43 261.0)	0.0	21 647.0	0.0	0.0	(21 614.0)
Aggregate changes of the capital	**290**	0.0	0.0	0.0	190 997.0	19 267.0	387 719.0	0.0	0.0	597 983.0
Balance at the end of the year	**300**	98 100.0	0.0	0.0	2 046 292.0	34 605.0	(1409654)	0.0	0.0	769 343.0

The Charter Fund of the OJSC "Dniproenergo" as of 31.12.2003 equals UAH 98 100000 .0 paid fund as of 31.12.2003 are 98100 000.0 divided into 3 923 998 common registered shares with the nominal value of 25 UAH each.

Readjustment manager [signature] ____________________ Serhiy Vasilevich Myakota

Chief Accountant ____________________ [signature] Anatoliy Mikhailovich Huschyn

Enterprise: **OJSC "Dniproenergo"**	
Territory: Zaporizka	
Ownership: COLLECTIVE PROPERTY	
State management authority: Minenergo of Ukraine	
Branch (type of activities): Thermal power plants	
Type of business activity	
Measuring unit: thousand of hryvnias	
Address: 2 Hrebelna St., Zaporizhzhya	

by the order of Ministry of Finance of Ukraine
dated 29 October 2000, No.302

	CODES		
Date (year, month, date)	2004	02	16
as to EDRPOU	00130872		
as to KOATUU	2310136900		
as to SPODU	6024		
as to ZKGNG	11110		
as to KVED	40.10.5		
Controlling amount			

NOTES ON THE ANNUAL FINANCIAL REPORT

as of 2003 year

Form No.5 **DKUD Code 1801008**

1. Intengible assets

Groups of intangible assets	Row code	Balance on the beginning of year		Received for the year	Overestimation (mark up+, mark down-)		Written off for the year		Accounted depreciation for the year	Losses due to decreasing of usefulness for the year	Other changes for the year		Residue at the end of year	
		prime (overestimated) cost	depreciation		prime (overestimated) cost	depreciation	prime (overestimated) cost	depreciation			prime (overestimated) cost	depreciation	prime (overestimated) cost	depreciation
1	2	3	4	5	6	7	8	9	10	11	12	13	14	15
Rights for usage of natural resources	010	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

RIghts for usage of property	**020**	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Rigts for trademarks	**030**	2.0	0.0	0.0	0.0	0.0	0.0	0.0	1.0	0.0	0.0	0.0	2.0	1.0
Right for object of industry property	**040**	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Author's and continguous rigts	**050**	3.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	3.0	0.0
Goodwill	**060**	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other intangible assets	**070**	2 669.0	555.0	671.0	0.0	0.0	15.0	15.0	355.0	0.0	0.0	0.0	3 325.0	895.0
Total	**080**	2 674.0	555.0	671.0	0.0	0.0	15.0	15.0	356.0	0.0	0.0	0.0	3 330.0	896.0

From 080 row, column 14 cost of intangible assets, restricted by the right of property (081) 0.0
cost of mortgaged intangible assets (082) 0.0
cost of intangible assets, created by the enterprise (083) 0.0
From 080 row, column 5 cost of intangible assets, obtained due to target investments (084) 0.0
15 the saved amortization of non-material actives, on which is restrictions of the property rights (085) 0.0

2. Fixed assets

Groups of fixed assets	Row code	Balance on the beginning of year		Received for the year	Overestimation (mark up+, mark down-)		Written off for the year		Accounted depreciation for the year	Losses due to decreasing of usefulness for the year	Other changes for the year		Balance at the end of year		including			
		prime (overestimated) cost	depreciation		prime (overestimated) cost	depreciation	prime (overestimated) cost	depreciation			prime (overestimated) cost	depreciation	prime (overestimated) cost	depreciation	obtained under financial rent	transmitted into operational	prime (overestimated) cost	depreciation
1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19
Land plots	100	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Major expenses for improving of plots	110	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Buildings, structures and transmission devices	120	1656159.0	877680.0	2486.0	13708	0.0	41925	23169	40357.0	0.0	0.0	0.0	1630428.0	894868.0	0.0	0.0	10369	4633.0
Machines and equipment	130	5994564.0	5063844.0	1953.0	213238	0.0	935.0	716.0	150188.0	0.0	35.0	34.0	6208855.0	5213350.0	0.0	0.0	389.0	257.0
Means of transportation	140	44394.0	37465.0	300.0	692.0	0.0	1657.0	1584.0	2471.0	0.0	(21.0)	(18.0)	43708.0	38334.0	0.0	0.0	0.0	0.0
Tools, devices, other facilities (furniture)	150	52066.0	38834.0	856.0	422.0	0.0	7.0	7.0	2193.0	0.0	(15.0)	(16.0)	53322.0	41004.0	0.0	0.0	10.0	8.0
Working and productive animals	160	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Perennial plants	170	1297.0	1049.0	0.0	688.0	0.0	0.0	0.0	39.0	0.0	0.0	0.0	1985.0	1088.0	0.0	0.0	0.0	0.0
Other fixed assets	180	3029.0	2518.0	35.0	18.0	0.0	3.0	3.0	167.0	0.0	0.0	0.0	3079.0	2682.0	0.0	0.0	0.0	0.0
Librarian funds	190	255.0	255.0	68.0	0.0	0.0	0.0	0.0	68.0	0.0	0.0	0.0	323.0	0.0	0.0	0.0	0.0	0.0

Nonnegotiable material assets of little value	**200**	2516.0	2516.0	460.0	(2.0)	0.0	36.0	35.0	477.0	0.0	34.0	13.0	2972.0	2971.0	0.0	0.0	4.0	2.0
Temporary (untitle) structures	**210**	1278.0	444.0	0.0	0.0	0.0	0.0	0.0	35.0	0.0	0.0	0.0	1278.0	479.0	0.0	0.0	0.0	0.0
Natural resources	**220**	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Inventory package	**230**	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Rental objects	**240**	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other nonnegotiable material assets	**250**	33.0	13.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	(33.0)	(13.0)	0.0	0.0	0.0	0.0	0.0	0.0
Total	**260**	7755591.0	6024618.0	6158.0	228764	0.0	44563	25514	195995.0	0.0	0.0	0.0	7945950.0	6195099.0	0.0	0.0	10772	4900.0

From row 260, column 14 cost of fixed assets, as of which restrictions of rights for property are stipulated by applicable legislation **(261)** 4004.0

cost of mortgaged fixed assets **(262)** 0.0

residual cost of fixed assets, that are temporarily not used (conservation, reconstruction, so on) **(263)** 32 521.0

residual cost of fixed assets, excluded from exploitation for sale **(264)** 0.0

prime (overestimated) cost of totally depreciated fixed assets **(265)** 125 372.0

From row 260, column 5 cost of fixed assets, acquired for the target financing **(266)** 0.0

cost of fixed assets, taking into operational leasing **(267)** 2851.0

From row 260, column 15 deterioration of the basic means on which there are restrictions of the property rights **(268)** 2113.0

3. Major investments

Name of indicator	Row code	For the year	At the end of year
1	2	3	4

Major construction projects	280	24 555.0	74 334.0
Acquisition (creation) of the fixed assets	290	839.0	426.0
Acquisition (creation) of other nonnengotiating materials assets	300	381.0	129.0
Acquisition (creation) of intangible assets	310	279.0	0.0
Forming of major herd	320	0.0	0.0
Other	330	0.0	0.0
Total	340	26 054.0	74 889.0

4. Financial investments

Name of indicator	Row code	For the year	At the end of year	
			long term	current
1	2	3	4	5
A. Financial investments at the *method of sharing in the capital of:*				
associated enterprises	350	(95.0)	856.0	0.0
subsidiaries	360	(201.0)	5 422.0	0.0
joint venture activity	370	0.0	0.0	0.0
B. Other financial investments in:				
shares in the charter capital of other enterprises	380	0.0	0.0	0.0
shares	390	0.0	0.0	0.0
promissory notes	400	0.0	0.0	0.0
Other	410	(19.0)	114.0	0.0
Total (A+B)	420	(315.0)	6 392.0	0.0

From the row 045 column 4 of the balance	Other long-term financial investments are reflected:		
	at the cost	(421)	0.0
	at the fair costs	(422)	0.0
	at the depreciation cost	(423)	0.0
From the row 220 column 4 of the balance	Current financial investments are reflected:		
	at the costs	(424)	0.0
	at the fair costs	(425)	0.0
	at the depreciation cost	(426)	0.0

5. Incomes and expenses

Name of indicator	**Row code**	**Incomes**	**Expenses**
1	**2**	**3**	**4**
A. Other operational incomes and expenses			
Operational rent of assets	**440**	1 295.0	642.0
Operational course rate difference	**450**	21.0	68.0
Realization of other working assets	**460**	32 291.0	32 279.0
Fines, penalties, forfeits	**470**	129.0	23.0
Providing of objects of housing-communal and social-cultural designated	**480**	2 462.0	17 077.0
Other operational incomes and expenses	**490**	765 206.0	232 447.0
	491	X	212 885.0
	492	X	598.0
B. Incomes and expenses of sharing in the capital of investments in:			
associated enterprises	**500**	0.0	95.0
subsidiaries	**510**	0.0	201.0
joint-venture activity	**520**	0.0	0.0

C. Other financial incomes and expenses			
Dividends	**530**	0.0	X
Interests	**540**	X	18 030.0
Financial rent of assets	**550**	0.0	104.0
Other financial incomes and expenses	**560**	0.0	1 4870
D. Other incomes and expenses			
Realization of financial investments	**570**	14 455.0	13 664.0
Realization of nonnegotiable assets	**580**	93.0	112.0
Realization of property	**590**	0.0	0.0
Nonoperation course rate difference	**600**	103.0	185.0
Free obtained assets	**610**	178.0	X
Writing off of nonnegotiable assets	**620**	X	673.0
Other incomes and expenses	**630**	22 061.0	24 087.0

Barter's settlements with goods (works, services) **(631)** 5 960.0
Part of income from sale of goods (works, services) under barter contracts with concerned parties **(632)** 0.0 %

6. Monetary funds

Name of indicator	Row code	At the end of year
1	**2**	**3**
Cash fund	**640**	3.0
Current account of the bank	**650**	12 671.0
Other accounts in the bank (documentary credits,check book)	**660**	52.0
Cash in transit	**670**	4.0
Equivalents of monetary funds	**680**	0.0
Total	**690**	12 730.0

From row 070 column 4 of the Balance Monetary funds, that are restricted in usage (0.0)

7. Securing and reservation

Types of securities	Row code	Residue of securing at the beginning of year	Increasing of securing		Sum of securing, that are used per period	Unused sum of securing	Sum of expected reccurencing of expenses by other party, that is accounted for estimation ensuring	Residue of estimation at the end of year
			creating of securing	additional counting out				
1	2	3	4	5	6	7	8	9
Securing for paying out of vacation for stuff	710	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Securing of future expenses for additional pension providing	720	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Securing of future expenses for providing of garanties	730	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Securing of future expenses for restructuring	740	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Securing of future expenses for providing liabilities as pur hard contracts	750	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	760	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	770	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Reserve of doubt debts	**775**	2 052 892.0	212 885.0	0.0	0.0	0.0	0.0	2 265 777.0
Total	**780**	2 052 892.0	212 885.0	0.0	0.0	0.0	0.0	2 265 777.0

8. Inventories

Name of indicator	Row code	Balance cost at the end of year	Overestimation for the year	
			increasing of net sale cost *	decreasing of net sale cost
1	2	3	4	5
Raw and materials	800	21 044.0	0.0	0.0
Bought semi-finished products and completing goods	**810**	0.0	0.0	0.0
Fuel	**820**	60 365.0	0.0	0.0
Package and package material	**830**	9 996.0	0.0	0.0
Building materials	**840**	15 670.0	0.0	0.0
Spare parts	**850**	83 681.0	0.0	0.0
Materials of agricultural designation	**860**	0.0	0.0	0.0
Animals in growing up and fatten up	**870**	0.0	0.0	0.0
Objects of little value and rapidly wearing	**880**	1 330.0	0.0	0.0
Production in processing	**890**	100.0	0.0	0.0
Finished products	**900**	0.0	0.0	0.0
Goods	**910**	89.0	0.0	0.0
Total	**920**	192 275.0	0.0	0.0

From row 920 column 3 Balance cost of inventories:

reflecting under sale cost	(921)	182 321.0
transmitted into processing	(922)	9 947.0
taking into mortgage	(923)	0.0
transmitted into commission	(924)	7.0
Assets under responsible storage - account 02	(925)	7 739.0

*estimated pursuant to the item 28 of Accounting Form (standard) No 9 "Inventories" of applicable regular

9. Accounts receivable

Name of indicator	Row code	Total at the end of year	including overdue payments		
			under 3 months	from 3 to 6 months	from 6 to 12 months
1	2	3	4	5	6
Accounts receivable for goods, works and services	940	2 820 959.0	138 341.0	55 416.0	132 814.0
Other current accounts receivable	950	11 232.0	2 749.0	1 478.0	1 165.0

Written off receivable debts in the reported period	**(951)**	7 739.0
From the row 940 and 950 column 3 receivable connecting with the partners	**(952)**	0.0

10. Arrears and losses due to spoiling of values

Name of indicator	Row code	Amount
1	2	3
Revealed (written off) arrears losses per year	960	505.0
Recognized indebtedness of guilty persons in the reported period	970	11.0
Amount of arrears and losses, last decision as for guilty persons, final reports of which were not admitted at the end of year (nonbalance account 072)	980	599.0

11. Building contracts

Name of indicator	Row Code	Amount
1	2	3
The income under the building contracts for accounting year	1110	0.0
Debts on the end of year:		
of the customers	1120	0.0
customers,	1130	0.0
on advance payments received	1140	0.0
The sum of the detained money on the end of year	1150	0.0
Cost of the works, executed by subcontract organizations, under the uncompleted building contracts	1160	0.0

12. Profits tax

Name of indicator	Row code	Amount
1	2	3
The current tax to profit	1210	223 506.0
The deferred tax actives by the beginning of accounting year	1220	111 390.0
on the end of accounting year	1225	177 196.0
Deferred tax obligations by the beginning of accounting year	1230	0.0
on the end of accounting year	1235	0.0
Is included in the report about financial results only	1240	157 700.0

Including: The current tax to profit	1241	223 506.0
Reduction (increase) of the deferred tax actives	1242	(65 806.0)
Increase (reduction) of the deferred tax obligations	1243	0.0
Is reflected in structure of the own capital only	1250	0.0
Including Is charged for accounting yea	1251	0.0
Reduction (increase) of the deferred tax actives	1252	0.0
Increase (reduction) of the deferred tax obligations	1253	0.0

13.Use the amortization assigments

Name of indicator	Row code	Amount
1	2	3
Is charged for accounting year	1300	196 351.0
Is used for one year only	1310	26 054.0
Including on construction of objects	1311	24 555.0
Purchase (manufacturing) and improvement of the basic means	1312	1 220.0
From them of the machine and equipment	1313	381.0
Purchase of non-material actives	1314	279.0
Repayment of the loans, received on the capital investment	1315	0.0

Manager ____________________ Serhiy Vasilevich Myakota

Chief accountant ____________________ Anatoliy Mykhailovych Huschyn

STATESATISTICS INFORMATION

CODES										
Form of documents as to DKUD	Identification code as to EDRPOU	Territory as to SPATO	Branch as to ZKGNG	Type of economic activity as to KVED	Form of ownership as to KFV	Organization - legal form as to KOPFG	Ministries, departments, MDO of concern, association as to SPODU	Identification code of the highest organization as to EDRPOU		Control amount
1	2	3	4	5	6	7	8	9	10	11
0601006	00130872	2310136900	11110	40.10.5	20	231	6024	00013741	0	0

Ministry (department), MDO, concern, association
MINENERGO OF UKRAINE
Organization
Open Joint Stock Company "Dniproenergo"
Address
2 Plotynna Street, Zaporizhzhya, Zaporizka oblast, 69096
Form of ownership
COLLECTIVE OWNERSHIP
Type of activity
THERMAL POWER PLANTS

Form No. 2 - Б urgent (quarterly, annual)

As approved by order No. 190 of the Ministry of Statistics of Ukraine dated 29 July 1997

REPORT ON ISSUE, SALE AND CIRCULATION OF SECURITIES

for January – December 2003

Section 1. Issue and placement of securities by the issuer

(UAH, thousand)

	Row code	Existence on the beginning of a year	Issued for the reported period	Total existing and issued for the reported period	Placed on the beginning of a year			
					Total	including: legal entities	individuals	foreign investors
A	B	1	2	3	4	5	6	7
Total	010	112430.0	0.0	112430.0	112430.0	107249.0	5181.0	0.0
including: shares	020	98100.0	0.0	98100.0	98100.0	92919.0	5181.0	0.0
including: - common	021	98100.0	0.0	98100.0	98100.0	92919.0	5181.0	0.0
- preferred	022	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Bonds	030	0.0	0.0	0.0	0.0	0.0	0.0	0.0
including: - republic loans	031	0.0	0.0	0.0	0.0	0.0	0.0	0.0
- enterprises	032	0.0	0.0	0.0	0.0	0.0	0.0	0.0

EDRPOU CODE 00130872

Treasury bonds	040	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Saving certificates (deposit)	050	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Promissory notes	060	14330.0	0.0	14330.0	14330.0	14330.0	0.0	0.0
Other securities	070	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Notes: Charter funds at the beginning of year	080	98100.0						
at the end of the reported period	090	98100						

	Row code	Initially placed within the reported period					Placed in total		
		Total	including			Total	including		
			legal entities	individuals	foreign investors		legal entities	individuals	foreign investors
A	B	8	9	10	11	12	13	14	15
Total	010	0.0	0.0	0.0	0.0	112430.0	107249.0	5181.0	0.0
including: shares	020	0.0	0.0	0.0	0.0	98100.0	92919.0	5181.0	0.0
including: - common	021	0.0	0.0	0.0	0.0	98100.0	92919.0	5181.0	0.0
- preferred	022	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Bonds	030	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
including: - Republic loans	031	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
- enterprises	032	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Treasury bonds	040	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Saving certificates (deposit)	050	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Promissory notes	060	0.0	0.0	0.0	0.0	14330.0	14330.0	0.0	0.0
Other securities	070	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Section II. Securities Circulation

(UAH,thousand)

	Own Securities of the issuer									
		Total securities existing on the beginning of a year and issued within the reported period	Placed in total		Purchased within the reported period	Resold within the reported period		Redeemed within the reported period	Remaining unplaced securities at the end of the reported period	Dividends and interest paid within the reported period
			Total	Including for personal privatization accounts		Total	Including for personal privatization accounts			
A	B	1	2	3	4	5	6	7	8	9
Total	100	112430.0	112430.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
including: shares	110	98100.0	98100.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
including: - common	111	98100.0	98100.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
- preferred	112	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Bonds	120	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
including: - Republic loans	121	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
- enterprises	122	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Treasury bonds	130	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Saving certificates (deposit)	140	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Promissory notes	150	14330.0	14330.0	0.0	0.0	0.0	0.0	0.0	X	0.0
Other securities	160	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

		Securities of other issuers					
		Balance at the beginning of year	Acquired within the reported period		Sold within the reported period	Balance at the end of the reported period	Dividends, interest received within the reported period
			Total	Including for personal privatization account			
A	B	10	11	12	13	14	15
Total	100	64711.0	1982.0	0.0	14782.0	51911.0	0.0
including: shares	110	0.0	0.0	0.0	0.0	0.0	0.0
including: - common	111	0.0	0.0	0.0	0.0	0.0	0.0
- preferred	112	0.0	0.0	0.0	0.0	0.0	0.0
Bonds	120	0.0	0.0	0.0	0.0	0.0	0.0
including: - Republic loans	121	0.0	0.0	0.0	0.0	0.0	0.0
- enterprises	122	0.0	0.0	0.0	0.0	0.0	0.0
Treasury bonds	130	0.0	0.0	0.0	0.0	0.0	0.0
Saving certificates (deposit)	140	0.0	0.0	0.0	0.0	0.0	0.0
Promissory notes	150	64711.0	1982.0	0.0	14782.0	51911.0	0.0
Other securities	160	0.0	0.0	0.0	0.0	0.0	0.0

Section III. Amounts of gross investment in the from of securities

(UAH,thousand)

		Securities of the resident issuer held by non-residents				
	Row code	Balance held by non-residents at the beginning of year	Aquired by non-residents within the reported period	Purchased from non-residents by resident issuer within the reported period	Balance held by non-residents at the end of the reported period	Dividends and interests paid to non-residents within the reported period
A	B	1	2	3	4	5
Total	170	0.0	0.0	0.0	0.0	0.0
including: Shares	180	0.0	0.0	0.0	0.0	0.0
Bonds	190	0.0	0.0	0.0	0.0	0.0
Treasury bonds	200	0.0	0.0	0.0	0.0	0.0
Saving certificates (deposit)	210	0.0	0.0	0.0	0.0	0.0
Notes	220	0.0	0.0	0.0	0.0	0.0
	230	0.0	0.0	0.0	0.0	0.0
	240	0.0	0.0	0.0	0.0	0.0

		Securities of non-resident issuers held by resident				
	Row code	Balance held by resident at the beginning of year	Acquired by resident within the reported period	Sold by resident within the reported period	Balance held by resident at the end of the reported period	Dividends and interest received from non-residents within the reported period
A	B	6	7	8	9	10
Total	170	0.0	0.0	0.0	0.0	0.0
including: Shares	180	0.0	0.0	0.0	0.0	0.0
Bonds	190	0.0	0.0	0.0	0.0	0.0

Treasury bonds	**200**	0.0	0.0	0.0	0.0	0.0
Saving sertificates (deposit)	**210**	0.0	0.0	0.0	0.0	0.0
Promissory notes	**220**	0.0	0.0	0.0	0.0	0.0
	230	0.0	0.0	0.0	0.0	0.0
	240	0.0	0.0	0.0	0.0	0.0

By the beginning of one year the OJSC had of the translation bills on UAH 114516000.0, by the beginning of one year at the enterprise was of the bills on UAH 128846000.0
For the accounting period was redeemed of the bills on UAH 6691000.0 rests of the not placed valuable papers on the end of the accounting period makes UAH 7369000.0

12.02.2004 Persianova O.A. 584749

Manager ____________________ Serhiy Vasilevych Myakota

Chief accountant ____________________ Anatoliy Mykhailovych Huschyn

THE GENERAL TAXES OF THE SHAREHOLDS

How many general meetings was carried out for last 3 years?

	Year	Quantity of assemblies	Including extraordinary
1	2001	1	0
2	2002	1	0
3	2003	1	0

Whether the control of a course of registration of the shareholders or their representatives for participation in the last general meeting? **Yes**

What body carried out the previous registration of the shareholders for participation in the general taxes of the shareholders for the last time?

	Yes	No
Independent registrant	X	
Board of directions		X
Mandatory commission nominated by the Board of direction		X
Another write: Registration of shareholders for participation in the general meetings was spend by OJSC FK "Ukrnaftogaz"		

What body carried out the control of a course of registration of the shareholders or their representatives for participation in last tenders?

	Yes	No
State commission on valuable papers and share market		X
The shareholders owning in aggregate more than 10 % of the shares	X	

In what form the voting on the general taxes last time was carried out?

	Yes	No
By raising of cards		X
Secret voting	X	
By raising of hands		X

Another write	There is no inform.

The basic reasons of extraordinary assemblies as:

	Yes	No
Reorganization		X
Additional release of the shares		X
Modification in the charter		X
Election or recall of the members of the supervisory council		X
Election or recall of the members of Board		X
Delegation additional authority supervisory council		X
Another	For last three years of assembly were not carried out	

BODIES OF MANAGEMENT

Whether the supervisory council is created in your company? (Y/N) — Yes

How many time during the year was carried out assembly of the supervisory council for last three years? — 6

What is the structure of the supervisory council?

		Person
1	Quantity of the members of the supervisory council	7
2	Quantity of the representatives of the shareholders, who works in the company	1
3	Quantity of the representatives of the state	6
4	The quantity of the representatives who has more 10% shares	6
5	The quantity of the representatives of the shareholders who has less than 10 % of the shares	0
6	Quantity of the representatives of the shareholders - legal persons	6

Whether oblige the internal documents of your company to create committees in structure of the supervisory council?(Y/N) — No

What committees were created in structure of the supervisory council?

	Yes	No
Strategic planning		X
Committee of audit		X
Committee on assignments and premiums		X
Investment committee		X
Another	There is no information	

Has the company a post or department, which answers for work with the shareholders? YES

How the rate of commission is defined the members of supervisory council?

	Yes	No
Remuneration with the fixed sum.	X	
Compensation is percent from the pure profit or increase of market cost of the actions shares		X
The compensation is paid in the form of valuable papers of the company		X
The members of the supervisory council do not receive compensation		X
Another	There is no information	

What requirements to the members of the supervisory council are put forward in the internal documents of the company?

		Yes	No
1	Branch knowledge and experience of work in branch		X
2	Knowledge in sphere of the finance and management		X
3	Personal qualities (honesty the responsibility)		X
4	Absence of the conflict of interests		X
5	Limiting age		X
6	Absence of other requirements	X	
7	Another	There is no information	

BODIES OF MANAGEMENT

When the new member of the supervisory council was elected last time and how did he knew his liability and the rights?

	Yes	No
The new member of the supervisory council independently has familiarized with the contents of the internal documents of joint-stock company	X	
At session of the supervisory council of the new member have acquainted with his rights and duties		X
For the new member the special training (financial management) was organized		X
All members of the supervisory council was re-elected on repeated term\was not chosen of the new member		X
Another	There is no information	

Has your company the auditing commission?(Yes\No) YES

Quantity of the members of an auditing commission (person)? 3

How many time in year was carried out sessions of an auditing commission 4

for last three years?

What officials of the company answer for safety of the protocols of general meetings of the shareholders, sessions of the supervisory council and session of government?

		General meetings of the shareholders	Sessions of the supervisory council	Session of government
1	The members of government \ the director	No	No	No
2	common department	No	No	No
3	Members of the supervisory council\the chapter of the supervisory council	No	No	No
4	Legal department \ the lawyer	No	No	No
5	The secretary of government	No	No	No
6	The secretary of general meetings	No	No	No
7	The secretary of the supervisory council	No	No	No
8	The special person who submits supervisory council	No	No	No
9	Department adequate for work with the shareholders	Yes	Yes	Yes
10	Another	There is no information	There is no information	There is no information

BODIES OF MANAGEMENT

What bodies has competence according to the charter (general meetings of the shareholders, supervisory council, executive body) to decide these questions

	The general taxes of the shareholders	Supervisory council	Executive body	Does not enter into the competence of any of bodies
Definition of the basic directions of activity (strategy)	Yes	No	Yes	No
Definition of the plans of activity (business - plans)	Yes	No	No	No
The statement of the annual financial report \ of balance \ of the budget	Yes	No	No	No
Election or response of the chairman of government	No	Yes	No	No
Election or response of the members of government	No	Yes	No	No
Election or response of the head of the supervisory council	Yes	No	No	No
Election or response of the members supervisor council	Yes	No	No	No
Election of the chairman and members of an auditing commission	Yes	No	No	No
Definition of a rate of commission for the chairman and members of government	Yes	Yes	No	No
Definition of a rate of commission for for the chairman and members of the supervisory council	Yes	No	No	No
Acceptance of the decisions attraction to the liability the members Board of directions.	No	Yes	No	No

Acceptance of the decisions about additional release of the shares	Yes	No	No	No
Acceptance of the decisions about the repayment realization and investment additional number of the shares	Yes	No	No	No
Election independent the auditor	No	No	No	Yes
The statement of the contracts in which the officials are interested (conflict of interests)	No	Yes	No	Yes

Has the charter of the company contain a rule, which limit powers of the executive body to accept the decisions about the conclusions of the contracts on behalf of the company? (Yes\No)

Yes

Has the charter or internal documents contains of the company the rules about the conflict of interests the contradiction conflict of interests the contradiction between personal interests of the official or persons, connected to it, and duties to work in interests of the company between personal interests of the official or persons, connected to it, and duties to work in interests of the company?

Yes

BODIES OF MANAGEMENT

What documents does your company have?

		Yes	No
1	Principals about general meetings of the shareholders	X	
2	Principals about the supervisory council	X	
3	Principals about the executive board	X	
4	Principals about the officials of the company		X
5	Principals about auditing commission	X	
6	Principals about the shares of company		X
7	Principals about the order of distribution of the profit	X	
8	Another	There is no information	

How the shareholders can receive the information about company's activity?

		The information is distributed on the general meetings	Information publishes in press	The documents are enclosure for acquaintance directly in joint-stock company	The copies of the documents are given on demand of the shareholder	The information is located on the own Internet to page
1	The financial reporting, results of activity	Yes	Yes	No	Yes	Yes
2	The information about the shareholders who has 10 and more of the authorized capital	No	No	No	No	No
3	Information about staff of management company	Yes	No	No	Yes	No

4	The charter and internal documents	No	No	Yes	No	Yes
5	The protocols of general meetings of the shareholders after their realization	No	No	Yes	Yes	No
6	Rate of commission of the officials	No	No	No	No	No

Does company prepar the financial reporting according to the international standards of book keeping?(Y\N)

Yes

How many time in one year there passed checks of the company by the independent auditor during last three years?

		Yes	No
1	Were not carried out in general		X
2	It is less then once in a year		X
3	One time in a year	X	
4	More then one in a year		X

Who makes a decision on purpose of the independent auditor?

	Yes	No
General meeting of the shareholders		x
The supervisory council		x
The Board of directors	X	
Another — Y\N		

Did the company change independent auditor for last three years? (Y\N)

No

BODIES OF MANAGEMENT

Why did company change auditor?

	Yes	No
Did not satisfy a professional level		x
Did not satisfy conditions of the contract		x
The auditor have changed on demand of the shareholders		x
Another — Auditor did not change		

Who checked financial activities in company last year?

	Yes	No
Auditor commission	X	
Supervisory council		X
Department internal audit of the company		X
The independent company \ independent adviser		X
The checks were not carried out		X
Another — There is no information		

What body did prefer the auditing commission carry out last check?

	Yes	No
Under the own initiative	X	
On behalf of general meetings		X
On behalf of the supervisory council		X
On behalf of government		X
On demand of the shareholders which in aggregate have more than 10 % of votes		X
Another — There is no information		

Did your enterprise use paid services of the advisers in sphere of financial management for the last year? **No**

ATTRACTION OF THE INVESTMENTS AND IMPROVEMENT OF PRACTICE OF CORPORATE MANAGEMENT

Whether the company plans to involve the investments with each of these ways during the next three years ?

		Yes	No
1	Release of the shares		X
2	Release depositary of the receipts		X
3	Release of the bonds		X
4	The credits of Banks	X	
5	Financing from the state and local budget		x
Another	There is no information		

Has your company plan to involve the foreign investments during the next three years?

We have already negotiate with the potential investor	No
We plan to begin negotiation	No
We plan to begin negotiation next year	No
We plan to begin negotiation during two years	No
Do not plan to involve the foreign investments	No
Were not defined	Yes

Whether plans yours the company to include the own shares in listing stock exchanges during the next three years — No

Is there in company a rating of corporate management (Yes\No) — No

If there is a rating, specify it

Meanings	There is no information	
Date of assignment		
Whom was appropriated	There is no information	

Has the enterprise an own code (principles corrected) corporate management (Yes\No) — No

If the enterprise has a code of corporate management specify date of acceptance	
what body of government was accepted .	There is no information
show the information about acceptance by the company of the code of corporate managemen, was not?(Yes\No)	No
Specify how have it presented	There is no information

File No. 82-4844

Attachment 2

(Letterhead of the LIMITED LIABILITY COMPANY Audit Firm "Auditservice- LVF")

License of Audit Chamber of Ukraine A No.000388, dated 2 November 1995

Certificate on the submission into the Register of subjects of the audit activity

No. 1253, dated 26 January 2001,

69095, Zaporizhzhia, 117A Lenin Avenue tel.\fax (0612) 63-01-97

(0612) 63-09-15

AUDIT CONCLUSIONS No. 07\ 04-04

in respect of validity of the financial report

of the Open Joint Stock Company "Dniproenergo" as of 31.12.2003

The city of Zaporizhzhia, 2 Hrebelna street "07" April 2004

The audit firm "Auditservice - LVF", operating on the basis of the Certificate on the submission into the Register of subjects of the audit activity No. 1253, dated 26 January 2001, issued by the Audit Chamber of Ukraine, carried out audit of the documents covering business and financial activities, bookkeeping and accounting and drawing up annual bookkeeping and accounting reports, the balance sheet of the Open Joint Stock Company "Dniproenergo" as of 31.12.2003 is attached hereto. The management of the Open Joint Stock Company "Dniproenergo" is liable for this report. The purpose of the audit - to provide audit conclusion on the basis of the information obtained as result of audit of the enterprise.

Our duty

Basic information regarding the issuer:

Name	Open Joint Stock Company"Dniproenergo"
State Registry code (EDRPOU)	00130872
Organizational and legal form of the issuer	Open joint stock company
No. of state registration certificate and date of its issuance	9102-3П, 08.04.98
Issuing authority	Leninskiy District Counsil, Zaporizhzhia
Location	2 Hrebelna St., 69096, Zaporizhzhia
Body of state authority	Ministry of Fuel and Energy

Branch	Industry
Telefax	(0612) 58-23-55
Date of amendments to the Charter	The changes and additional to the Charter 26.12.2000, 29.03.2001, 26. 01.04.03
Main types of activities	11110 Thermal power generating stations
	61110 General type building organizations
	71130 Wholesale trade of private organizations, except for consumer cooperation
	61134 Commissioning and engineering organizations
	90215 Heat supply
	14913 Repairing of meters
Number of shareholders (entity - name, organizational form,location, telephone, part in the charter capital)	1 Ministry of Fuel and Energy of Ukraine Kiev –1 30 Khreschatik St. (044) 2214394 76,04% - part in the charter capital
Name, location, telephone number of independent registrar (if any)	The Open Joint Stock Company FC "Ukrnaftogas", 5 Prazka St., Kyiv, 02090; (044) 551-95-40.
Date of submission of the last annual report to the Commission	17.04.2003
Date of the last shareholders' Meeting (for OJSC)	25.03.2003
Last date of publication of the information on the issuer's activity. Name of mass media.	1. "Ukrainian Investment Newspaper" No. 17 on May 09 2003 – on financial and economic activity of the OJSC "Dniproenergo" for 2002 report Annual report of the OJSC "Dniproenergo", which was accommodated on Web-site (www. istok. com. ua)

The audit is carried out on the basis of the agreement No. 05/01-04, dated 05 January 2004.The commence date of the audit is 20 January 2004, the terminate date is 07 April 2004.

The audit of the legal entity was carried out pursuant to the national and international standards of the audit and to the Laws of Ukraine "On Audit Activities", "On Enterprises", "On Securities and Stock Exchange", "On State Regulation of the Security Market in Ukraine".

Audit was carried out pursuant to the requirements of national and international audit standards, according to which the audit had to be planned and carried out to the purpose of collection of sufficient information in respect of the fact that the reports did not contain material mistakes, and for the purpose of developing on the basis thereof the conclusion regarding actual financial position of the Open Joint Stock Company "Dniproenergo". Information confirming figures forming the basis of the report was verified by testing. In the course of the audit, the methodology of bookkeeping and accounting used at the enterprise was analyzed, the principles of evaluation of material items of the balance sheet made by the management were considered, and the reports in general were examined. In the course of the audit, enough data were accumulated in order to draw up the audit conclusions.

1. Audit of the Financial Reporting.

1.1.Method of bookkeeping accounting on the enterprise corresponds to the requirements of the Law of Ukraine "On bookkeeping accounting and financial reporting in Ukraine". System of accounting registers, order and method of registration and generalization of the information includes: machine processing of documents, using computers' programs for bookkeeping accounting, using register books and assistant payrolls, special tables with accounting of paculiarities of the enterprises' activity. System of accounting registers was developed and implemented in compliance with the legislation and applicable regulations.

Bookkeeping accounting on the enterprise corresponds to the requirements of the Law of Ukraine "On bookkeeping accounting and financial reporting in Ukraine" No. 996 - XIV, dated 16 July 1999, of the national Accounting form (standard) and other applicable legislation.

Policy of accounting is developed independently and corresponds to the requirements of applicable regulations and legislation, during the year the policy was unchangeable.

Financial reporting of the Open Joint Stock Company "Dniproenergo" as of 31 December 2003 drawed up in due time and in accordance with the national Accounting standards and accepted accounting policy and submits authentically information on the financial position, results of business activity and funds flow of the enterprise in full volume.

1.2.Assets of the Company were divided as follows: the fixed assets and the working assets (long-term and current). In the balance sheet of the enterprise are reflected assets, which estimation may be definite authentically and the expectations of the future economic revenues, related with their usage.

1.2.1 As of 01.01.2003, the initial value of the intangible assets amounted to UAH 2 674.0 thousand, as of 31.12.2003 UAH 3 330.0 thousand. Residual value of the intangible assets as of 01.01.2003 – UAH 2 119.0 thousand, as of 31.12.2003– UAH 2 434.0 thousand. The structure of the intangible assets, authenticity and comprehensiveness of evaluation comply with the requirements of Accounting standards 8 and accounting policy of the Company.

Acquired (created) intangible assets were enrolled on the balance of the enterprise by the initial value, definited in accordance with the requirements of Accounting standards 8

According to the Accounting standards 8 intangible assets ,which does not corresponds criterions definition and did not displayed in balance

Inventory of the intangible assets was carried out as of 01 November 2003, in accordance with the Law of Ukraine "On bookkeeping accounting and financial reporting in Ukraine", "Instructions on Inventory of the Fixed Assets, the Intangible Assets, Goods and Materials, Monetary Funds, Documents and Settlements" (order of the Ministry of Finance of Ukraine No. 69 dated 11 August 1994, subject to current amendments and additions).

Intangible assets depreciation was carried out with rectilinear method.

1.2.2. As of 01.01.2003 the initial value of the fixed assets amounted to UAH 7 755 591.0 thousand as of 31.12.2003- UAH 7 945 950.0 thousand Residual value of the fixed assets as of 01.01.2003 amounted to UAH 1 730973.0 thousand as of 31.12.2003 – UAH 1 750851.0 thousand . In the item "Fixed assets" reflected assets pursuant with the requirements of Accounting standards 7 and accounting policy of the Company. Unit accounting of the fixed assets is object of fixed assets

As of 31 December 2003 the Company has no the fixed assets, obtained from financial lease.

Acquired (created) in 2003 fixed assets were enrolled into the balance of the enterprise by the initial value, that is definite by the national Accounting Standards 7 and pursuant to the method of acquired (receiving). Reflection of realization, liquidation, and other movements of the fixed assets in bookkeeping accounting corresponds to the requirements of Accounting standards 7. In 2003 obtained: fixed assets for the sum of UAH 6 158.0 thousand including free of charge – UAH 1145.0 thousand quite fixed assets by initial cost for the sum of UAH 44 563.0 thousand including: realized – UAH 730.0 thousand, written off - UAH 2 560.0 thousand, handed over free of charge – UAH 41 273.0 thousand.

Fixed assets inventory was made as of 01 November 2003 in accordance to the Law of Ukraine “On bookkeeping accounting and financial reporting in Ukraine” ", "Instructions on Inventory of the Fixed Assets, the Intangible Assets, Goods and Materials, Monetary Funds, Documents and Settlements" (order of the Ministry of Finance of Ukraine No. 69 dated 11 August 1994, subject to current amendments and additions).

Expenses of repaires of the fixed assets, that were taking place during 2003 year for providing object in a working position, and receiving of the future economic benefits in initially definited sum, related with its usage, are reflected into bookkeeping accounting pursuant with Accounting standards 7, Accounting standards 16 data of the item "Expenses".

Expenses related with the improvement of the fixed assets (modernization, reconstruction, etc.), that caused increasing of the future economic benefits, are reflected into bookkeeping accounting pursuant to the requirements of Accounting standards 7 as increasing of the initial value of the fixed assets. Fixed assets were marked up. The initial value of the fixed assets is increased at UAH 228 764.0 thousand.

The fixed assets are reflected as of the balance date by the fair value.

Definition of the depreciation (amortization) of the fixed assets corresponds with the Accounting Standards 7 and accounting policy of the enterprise. The depreciation was enrolled by the rectilinear method, the depreciation of the specific object - land, was not enrolled.

Data of the analytical accounting of the fixed assets respond to the data of the synthetic accounting.

Tax accounting of the fixed assets and their depreciation corresponds to the requirements of the Law of Ukraine “On the Tax Profit of Ukraine”.

1.2.3.. Content, structure, authenticity and estimation of the financial investments corresponds of Accounting Standards 12, the data of the item "Financial investments", Accounting standards 2, the data of the item “Balance sheet”, other regulations and accounting policy of the enterprise. Initial value of the financial investments and further estimation corresponds to the requirements of the Accounting Standards 12: financial investments into associated enterprises and subsidiaries are accounted by a method of sharing in the capital as of 31 December 2003, and amounted UAH 6 278 000.0

- into associated enterprises – UAH 856 000.0
- into subsideries enterprises – UAH 5 422 000.0

Other financial investments as of 31 December 2003 – UAH 114 000.0

Storage of securities complies with the applicable legislation and regulations. Document processing and reflecting operations with the securities into accounting is pursuant to the applicable regulations. According Accounting standards 12. Accounting of the financial results obtained by a turnover of the securities complies with the applicable legislations and regulations Accounting standards 12, Accounting standards 15 and other documents

1.2.4.The order of the admission, estimation, and reflection of the inventories into the financial report comply with applicable regulations and an accounting policy of the enterprise such as: Account standard standards 2 "Balance" Accounting standards 9 "Stocks" Accounting standards 16 "Expense" Accounting standards 19 "Association of the enterprises".

Inventories at the enterprise are definited by the assets, if they comply with definited criterions:

- probability of obtaining of an economic benefits in the future by the enterprise, related with usage of inventories;
- their cost may be estimated authentically.

Classification of the inventories comply with the applicable regulations. Acquired (received) or produced inventories are enrolled into the balance of the enterprise by the initial value. Recognizing of the initial value of the acquired (produced) inventories is furnished pursuant to the method of receiving on the enterprise and are reflected as follows: acquired for the fee - by the prime cost; produced by the enterprise - by the prime cost; acquired in result of change - by the fair value or by the balance cost.

Method of the estimation of the inventories by their release in production, sale and other realeasing stays unchanging during the reported period, it is used average suspended cost. Valuation carried out for every unit of the inventories by division of total cost remainders of such inventories by total quantity of the inventories as of the beginning of the reported month and inventories obtained in the reported month.

Estimation of the inventories as for the balance date complies with the requirements of Accounting Standards 9 and accounting policy of the enterprise, and is recognized by the least of two follow values: by the initial value or by the sale value.

Balance value of inventories at the end of the year amounted to UAH 192 275 000.0

Inventories are:

- raw and other materials - UAH 21 044 000.0
- fuel - UAH 60 365 000.0
- packages - UAH 9 996 000.0
- building material – UAH 15 670 000.0.
- spare parts - UAH 83 681 000.0
- not valuable and fast- wear out objects - UAH 1 330 000.0
- uncompleted production - UAH 100 000.0
- commodity - UAH 89 000.0

Inventory of the stocks carried out as of 01 October 2003 in accordance with the Law of Ukraine "On bookkeeping accounting and financial reporting in Ukraine" and other applicable legislation. (Decree of the Ministry of the Finance of Ukraine from 11.09.1994г. 69 with changes)

1.2.5. Recognition and estimation of reality of the accounts receivable comply with the item "Accounts receivable", standards 10

Accounts receivable of the Company was devided as

- long – term accounts receivable
- accounts receivable for goods works and servises
- accounts receivable for payment
- other current accounts receivable

Initial value of the accounts receivable for goods, works and services as of 31 December 2003 amounted to UAH 2 820 959 000.0

Long – term accounts receivable as of 31 December 2003 amounted 12 858 000.0

Accounts receivable for payment as of 31 December 2003 amounted 7 689 000.0

Other current accounts receivable as of 31 December 2003 amounted to UAH 11 232 000.0

Pursuant to the national Accounting Standards 10 the amount of reserve of the doubtful debts for including its into the financial reporting as of 2003 amounted to UAH 212 885 000 and was included into the content of other operational expenditures.

As of 31 December 2003 the inventory of the accounts receivable is conducted in compliance with the applicable regulations.

1.3.Recognition, accounting and estimation of the liabilities correspond to the requirements of Accounting standards 11, the data of the item "Liabilities". In bookkeeping accounting the liabilities are divided into long-term, current, reserve funds, revenues of the future periods.

1.3.1 Accounting and estimation of long-term liabilities and their consideration in the financial reporting comply with the requirements of Accounting standards 11 "Liabilities". As of 31 December 2003, long-term liabilities amounted to UAH 114 843 000.0 including: long-term credits of banks – UAH 99 943 000.0 other long-term liabilities – UAH 15 350 000.0

1.3.2 Accounting, estimation and reflection in the balance of current liabilities comply with the requirements of Accounting standards 11, the data of the item "Liabilities". As of 31 December 2003, current liabilities amounted to UAH 1 999 682 000.0

Information that in financial documents is reliable and truthful.

1.3.3 As of 31 December 2003 the inventory of the liability is conducted in compliance with the applicable regulations.

1.3.4.During 2003 JSC. "Dniproenergo" obtained short-term bank loans amounted to UAH 236 288 000.0

As of 31 December 2002, the unpaid debts for a short-term bank loans amounted to UAH 72 999 000.0

1.4. As of 31 December 2003, stated charter capital of the Open Joint Stock Company "Dniproenergo" amounted to UAH 98 100 000.0 As of 31 December 2003, disbursed charter capital amounted to UAH 98 100 000.0 The charter capital is divided into 3 923 998 common registered shares, with nominal value of UAH 25.

An analytical accounting under account 40 "Charter fund" complies with the requirements of applicable regulations.

The charter fund is created in the fixed amount, determined by the charter documents in compliance with the Charter of the Open Joint Stock Company "Dniproenergo" and with the decision of shareholders' meeting.

Another additional capital forming order and its usage complies with the requirements of applicable regulations. As of 31 December 2003 another additional amounted to UAH 2 046 292 000.0 including:

- fund of intangible assets marking up – UAH 2 001 141 000.0

- fund of uncompleted building marking up – UAH 11 673 000.0
- fund of free obtained assets – UAH 1 207 000.0
- other additional capital – UAH 32 271 000.0

The reserve capital forming order and reflecting its in the accounting and in the financial reporting complies with the normative requirements. As of 31 December 2003 reserve capital amounted to UAH 34 605 000.0

1.5 In bookkeeping accounting information, forming on profits and their reflecting in the financial reporting, complies with the requirements of Accounting standards 15, the data of the item "Profits" and furnishes pursuant to the principles of accounting and in respect of revenues and expenditures. During the reported period definition of the profit occurred along with increasing of the assets or decreasing of the liabilities that are result of own capital increasing, on condition of real profit estimation. As of the reported period, classification of profits in bookkeeping complies with the requirements: Accounting 15 "Profit"

- profit (revenue arter realization of goods, works and services) – UAH 2 144 899 000.0
- other operational revenues – UAH 801 404.000.0
  - other revenues – UAH 36 890 000.0

Content of revenues and their reflecting in the financial reporting of the Open Joint Stock Company "Dniproenergo" complies with the requirements of Accounting standards 3, the data of the item "Financial result report". As of the reported period financial results of the Company, reflected in the financial reporting, real and authentically. Estimation of the profit in tax accounting pursuant to the Law of Ukraine "On Taxation of Income of Enterprises", dated 22 May 1997, № 283/97 VR, subject to current amendments and additions.

1.6.. Content of the expenses, regularity of the order of allocation of gross production expenses, accounting of the expenses corresponds to the requirements of Accounting standards 16, the data of the item "Expenses". Expenses are reflected into the bookkeeping accounting along with decreasing of the assets or increasing of the liabilities.

Classification of expenses for the reported year complies with the requirements: of Accounting standards 16, "Expenses"

- cost of realized production (work, services) – UAH 1 708 529 000.0
- administrative expanses - UAH 31 591 000.0
- sale expanses - UAH 1 325 000.0
- other operational expanses - UAH 282 536 000.0
- financial expanses - UAH 19 621 000.0
- expenses from participating in capital - UAH 296 000.0

- other expenses - UAH 38 721 000.0

Tax accounting of the gross expenses is carried out pursuant to the Law of Ukraine "On Tax Profit of the Enterprise".

1.7 As of 2003 financial result of the Company from usual activity up to the taxation is profit amounted to UAH 543 039 000.0. The methodology of definition of the profit for accounting year corresponds to the requirements of the current legislation

1.8. Data in the financial reporting of the Open Joint Stock Company "Dniproenergo" are correspond to data of the bookkeeping accounting; data of separate forms of reporting comply with each other.

2 Analysis of the financial position of the Open Joint Stock Company "Dniproenergo":

The auditor on the basis of obtained accounting data carried out analysis of financial indicators of the OJSC «Dniproenergo» with the purpose of giving conclusion as for the real financial position of the Company.

2.1. Analysis of the property position of the Company.

For the estimation of the property position of the Company the auditor considers necessary to fulfill analysis of the indicators characterizing operating potential of the OJSC "Dniproenergo".

Indicator of the fixed assets depreciation (Ifad) illustrates fixed assets depreciation stable and degree. It is calculated as correlation of the fixed assets depreciation sum and their initial value.

Ifad = f.1 r. 032 / f. 1 r 031

- at the beginning of the year – 0,777;
- at the end of the year – 0,780.

It means that during 2003 the indicator has tendency for increasing at optimal value "decreasing". Dynamic of indicators' increasing means that depreciation's degree increase.

Indicator of the fixed assets renovation (Ifar) illustrates which part of existing fixed assets forms new fixed assets, and calculated as correlation of the initial value of the fixed assets, that entered for the reported period, and the initial value of the fixed assets, existed on the balance of the enterprise at the end of the reported period.

Ifar = f.5 r.260(column5) / f.1 r.031(column 4)

- at the end of the year – 0,001;

It means that investments for acquisitions and producing of new fixed assets decreased.

Indicator of the fixed assets renovation illustrates which part of the fixed assets left for the reported period, and calculated as correlation of the initial value of the fixed assets and the initial value of the fixed assets existed in the balance of the enterprise at the beginning of the reported period.

Ifal = f.5 r.260(column8) / f.1 r.031(column 3)

- at the end of the year – 0,006.

Indicator of the fixed assets leaving is less than indicator of the fixed assets renovation.

2.2 Analysis of liquidity indicators.

Analysis of liquidity indicators illustrates comprehensive supplying of the Open Joint Stock Company "Dniproenergo" by the working assets for providing of business activity and for redemption of the current liabilities in time.

Analysis of liquidity of the enterprise is carried out by calculating of such indicators: cover ratio, interim liquidity indicator, interim liquidity indicator, operating capital.

Cover ratio (Cr) calculated as correlation of the working assets and the current liabilities of the Company and illustrates sufficiency of the Company's resources that can be used for redemption of current liabilities.

Cr = f.1 r.260 / f.1 r.620

- at the beginning of the year – 0,347;
- at the end of the year - 0,427.

It means that as of 31.12.03 the enterprise has not ability to pay off its current obligations. At the beginning and at the end of the year the indicator is lower than normative value – 1.0.

Interim liquidity indicator (Ili) is calculated as correlation of the most liquidity working assets (monetary funds and their equivalents, current financial investments and accounts receivable) and the current liability of the enterprise. It illustrates payable abilities of the Company as for the short-term obligations in condition of due paying off with debtors.

Ili = f.1 (r.260-r.100-r.110-r.120-r.130-r.140) / f.1 r.620

- at the beginning of the year - 0,277
- at the end of the year - 0,331.

Value of interim liquidity is illustrates that the enterprise as of 31.12.02 is not able to pay off its current obligations by using the most liquidity working assets. At the beginning and at the end of the year the indicator is lower than the optimum value 0.6 – 0.8.

Absolute liquidity indicator (Ili) is calculated as correlation of monetary funds, their equivalents and current financial investments and the short-term obligations. The indicator illustrates which part of the enterprises' debts can be paid off immediately.

Ila = f.1(r.220+r.230+r.240) / f.1r.620

- at the beginning of the year – 0,006;

- at the end of the year – 0,006.

Value of absolute liquidity indicator illustrates that the Company has ability to pay off immediately measly part of its short-term obligations.

Operating capital (Ok) is calculated as a difference between the working assets of the enterprise and its short-term obligations. Operating capital existence and its volume illustrates an ability of the enterprise to pay off its short-term obligations and to expand further activity.

Ok = f. 1(r. 260- r. 620)

- at the beginning of the year - UAH (-1 610 161 000.0);
- at the end of the year - UAH (-1 145 215 000.0).

The indicator's values mean that at the end of the year operating capital is absent. The Company is not able to pay off its short-term obligations and to expand its further activity.

2.3. Analysis of the Company's solvency (financial soundness).

Analysis of the Company's solvency (financial soundness) is carried out on the basis of the balance data and describes a structure of the Company's resources financing, financial soundness degree and regardless of external activity financing sources.

Financial independence (autonomy) ratio (Ra) is calculated as correlation of the own capital and the total sum of the Company's balance and illustrates how all assets are covered by the own sources of financing:

Ra = f.1r.380 / f.1r.640

- at the beginning of the year – 0,062
- at the end of the year – 0,267.

Proportion of the own capital in the total sum of the assets, financed into activity of the Company during 2003 was significantly lower than the optimum value – 0,5.

Capital structure ratio (financing) (Rf) is calculated as correlation of the involved and the own assets and characterizes dependence of the enterprise from the external sources.

Rf = f.1(r.430+r.480+r.620+r.630) / f.1r.380

- at the beginning of the year – 15,257
- at the end of the year – 2,749.

Dependence of the enterprise from the external sources is very high at the end of the year – 2.749 then the optimum value is 1.

Own working assets security indicator (Ias) is calculated as correlation of the net operating capital value and the enterprise's working assets value and illustrate securing of the Company by the own working assets.

Ias = f.1(r.260-r.620) / f.1r.260

- at the beginning of the year - (-1,885);
- at the end of the year – (- 1,340).

The Company has negative own working assets security indicator at the beginning and at the end of the year, then the optimal value more than 0.

Own capital motion indicator (Icm) illustrates which part of the own capital is used for a financing of current activity, i.e. invested into the working assets, and which part is capitalized. The indicator is calculated as correlation of the net operating capital and the own capital.

Icm = f.1(r.260-r.620) / f.1r.380

- at the end of the year – (-9,396);
- at the end of the year – (- 1,489).

Own capital motion indicators' value mean that the financial position of the Company is unstable at the beginning and at the end of the reported year.

3 Conclusion.

The obtained information gives real and complete submission on the actual assets and liabilities structure of the Open Joint Stock Company "Dniproenergo". Bookkeeping and accepted accounting policy comply with the applicable law and regulation requirements.

The financial report is carried out on an actual bookkeeping data and admits financial information on the Company as of 31.12.03. completely and authentically, in compliance with legislative and regulation requirements as for bookkeeping reporting in Ukraine and

The analysis of a financial condition testifies to steady current insolvency OJSC "Dniproenergo"

Director

LLC "Auditservice -LVF" [signature] **L.V. Fomenko**
Certificate of the Audit Chamber of Ukraine
A No. 000388, dated 02.11.95
Address:
117 "a" Lenin Anenue, Zaporizhzhia
Telephone/telefax: 63-01-97

File No. 82 - 4844

Attachment 3

Information on changes in the personnel service staff of the Issuer

OJSC "Dniproenergo"

Position	Surname, first name, second name	Owes a part in statutory fund of the Issuer (%)	Changes (appointed/ discharged)	Decision passing date
Head of the Supervisory council	Strygunenko Yuriy Danilovich		Dismissed	25/03/2003
Member of the Supervisory council	Lysenko Grigoriy Ivanovich		Dismissed	25/03/2003
Member of the Supervisory council	Dvornikov Anatoliy Mikhailovich		Dismissed	25/03/2003
Member of the Supervisory council	Matveeva Vira Volodymirivna Representatives of the State		Appointed	25/03/2003
Member of the Supervisory council	Grigoreva Larisa Volodimirivna– Representatives of the State		Appointed	25/03/2003
Member of the Supervisory council	Shevchyk Anatoliy Valentinovich- Representatives of the State		Appointed	25/03/2003
Member of the Superviso council	Bochkarev Yuriy Georgievi	0.00020	Dismissed	25/03/2003
Head of Audit council	Matysko Tatyana Nicolaevna	0.03331	Dismissed	25/03/2003
Member of the Audit council	Grishenko Olga Leonidovna		Dismissed	25/03/2003
Member of the Audit	Lepina Natalya		Dismissed	25/03/2003

council	Valentinovna			
Head of Audit council	Lesik Lesya Stepanovna	0.00003	Appointed	25/03/2003
Member of Audit Counci.l	Gavrish Valentina Mikhailovna	0.00003	Appointed	25/03/2003
Member of Audit council	Tkachenko Inessa Vitalievna	0.00013	Appointed	25/03/2003
Note: The changes in structure of the officials have taken place by the decision of the general shareholder's meeting from 25.03.2003, The outstanding previous convictions for mercenary and malfeasances at the officials JSC "Dniproenergo" are not present. A 76% share of JSC «Dniproenergo» has the State.				

(published in the *Bulletin of Ukrainian Securities*, No.75-76 (785-786) on April 2, 2003)

File No. 82 - 4844

Attachment 4

Position	Surname, first name, second name	Owes a part in statutory fund of the Issuer (%)	Changes (appointed/ discharged)	Decision passing date
Member of the Board	Bochkarev Yuriy Georgievich	0.00020	Dismissed	10/04/2003
Head of Supervisor council	Matveeva Vira Grigorevna	–	Appointed	10/04/2003
Assistant head of Supervisor council	Bochkarev Yuriy Georgievich	0.00020	Appointed	10/04/2003

Note: The changes in structure of the officials have taken place by the decision of the Supervisory Council from 10.04.2003. The outstanding previous convictions for mercenary and malfeasances at the officials JSC "Dniproenergo" are not present.

File 82-4844

Attachment 7

Appendix

to the Accounting Form (standard) 2

BALANCE SHEET OF THE COMPANY

AS OF June 30, 2003

CODES

Enterprise: **the OJSC "Dniproenergo"**	as to EDRPOU	130872
Territory: Zaporizka oblast	as to KOATUU	2310136900
Ownership: COLLECTIVE PROPERTY	as to KFV	
State management authority: The ministry fuel and power	as to SPODU	6024
Branch: industrial	as to ZKGNG	11110
Type of economic activity: Manufacture of electric power	as to KVED	110
Measuring unit: UAH thousand	Controlling amount	

Address: 69096, Zaporizhzhia region, Zaporizhzhia, Hrebelna Str., 2.

Form No. 1 as to DKUD 1801001

ASSETS	**Row code**	**At the beginning of the year**	**At the end of the year**
1	**2**	**3**	**4**
1. FIXED AND OTHER CAPITAL ASSETS			
Intangible assets: - residual value	010	2 119.0	1 988.0
- initial value	011	2 674.0	2 686.0
- depreciation	012	(555.0)	(698.0)
Uncompleted constructions	020	(70 630.0)	(81 136.0)

Fixed capital: - residual value	030	1 730 963.0	1 635 164.0
- initial value	031	7 755 405.0	7 757 477.0
- depreciation	032	(6 024 442.0)	(6 122 313.0)
Long-term financial investment: - that accounted under method of sharing in the capital of other enterprises	040	6 558.0	6 357.0
- other financial investments	045	133.0	133.0
Long-term accounts payable	050	18 998.0	15 480.0
Delay tax assets	060	111 390.0	111 390.0
Other capital assets	070	0.0	0.0
Section 1 total	**080**	**1 940 791.0**	**1 851 648.0**
2. WORKING ASSETS			
Inventories: - production inventories	100	162 828.0	154 508.0
- animals under growing and feeding	110	0.0	0.0
- uncompleted production	120	8.0	19.0
- finished products	130	0.0	0.0
- goods	140	104.0	110.0
Promissory notes received	150	64 711.0	63 011.0
Account receivable for goods, works, services: - purchase value	160	484 271.0	527 818.0
- initial value	161	2 537 163.0	2 710 459.0
- reserve of doubtful debts	162	(2 052 892.0)	(2 182 641.0)
Account receivable for settlements: - with the budget	170	1 535.0	1 976.0
- on granted advance	180	56 254.0	15 395.0
- on taxation payments	190	0.0	0.0
- of internal settlements	200	0.0	0.0
Other account receivable	210	9 866.0	10 844.0

Short-term financial investment	220	0.0	0.0
Monetary funds and settlements: - settlement account	230	13 967.0	11 850.0
- currency account	240	0.0	0.0
- other monetary funds	250	44 385.0	44 592.0
Section 2 total	**260**	**837 929.0**	**830 123.0**
3. EXPENCES OF FUTURE PERIODS	**270**	98.0	65.0
BALANCE (Sum of rows 080, 260, 270)	**280**	**2 778 818.0**	**2 681 836.0**

LIABILITIES	**Row code**	**At the beginnin of the year**	**At the end of the year**
1	2	3	4
1. OWN CAPITAL			
Charter fund (capital)	300	98 100.0	98 100.0
Share capital	310	0.0	0.0
Additional invested capital	320	0.0	0.0
Other additional capital	330	1 957 779.0	1 955 311.0
Reserve capital	340	15 338.0	15 338.0
Undistributed profit	350	0.0	0.0
Uncovered losses	352	1 850 373.0	1 956 397.0
Unpaid capital	360	0.0	0.0
Withhold capital	370	0.0	0.0
Section 1 capital	**380**	**220 844.0**	**112 352.0**
2. PROVIDING OF FUTURE EXPENDITURES AND PAYMENTS			
Providing of payments for personnel	400	0.0	0.0
Other providing	410	0.0	0.0
Target - oriented financing	420	0.0	0.0
Sections 2 total	**430**	**0.0**	**0.0**

3. LONG - TERM LIABILITIES			
Long term bank loans	440	109 459.0	104 492.0
Other long term finance liabilities	450	2 252.0	0.0
Deferred tax indebtedness	460	0.0	0.0
Other liabilities	470	40 325.0	126 260.0
Section 3 total	**480**	**152 036.0**	**230 752.0**
4. CURRENT LIABILITIES			
Short term bank loans	500	53 600.0	110 368.0
Current indebtedness under long term liabilities	510	28 868.0	48 027.0
Issued notes	520	128 846.0	102 740.0
Account payable for goods, works and services	530	1 535 098.0	1 423 526.0
Current liabilities for settlements: - with respect to advance payments received	540	163.0	10 092.0
- with the budget	550	388 056.0	371 276.0
- with respect to non-budgetary payments	560	50 986.0	50 986.0
- with respect to insurance	570	2 802.0	2 859.0
- with respect to salaries	580	5 981.0	6 174.0
- with participants	590	34 779.0	34 779.0
- with subsidiaries	600	0.0	0.0
Other current liabilities	610	176 460.0	177 614.0
Section 4 total	**620**	**2 405 639.0**	**2 338 441.0**
5. REVENUES OF FUTURE PERIODS	**630**	299.0	291.0
BALANCE (Sum of rows 380, 430, 480,620,)	**640**	**2 778 818.0**	**2 681 836.0**

Manager ____________ **Sergiy Andriyovych Popov**
[signature]

Chief accountant ____________ **Anatoliy Mykhailovych Huschyn**
[signature]

File No. 82-4844

Attachment 8

Appendix

to the Accounting Form (standard) 3

FINANCIAL RESULTS REPORT

AS OF June 30, 2003

		CODES
	Date (year, month, day)	03\07\01
Enterprise: **the OJSC "Dniproenergo"**	as to EDRPOU	130872
Territory: Zaporizka oblast	as to KOATUU	2310136900
State management authority:The ministry fuel and power	as to SPODU	6024
Branch: industrial	as to ZKGNG	11110
Type of economic activity Manufacture of the electric power	as to KVED	110
Ownership:Collective property	as to KFV	
Measuring unit: UAH thousand	Controlling amount	

Form No 2 as to DKUD 1801003

1. Financial results

Description	**Row Code**	**Accounting Year**	**Past year**
1	**2**	**3**	**4**
Products sales revenue (goods, works, services)	010	1 033 524.0	981 716.0
Value added tax	015	(172 250.0)	(163 616.0)
Excise duty	020	(0.0)	(0.0)
	025	(26.0)	(19.0)
Other use of revenue	030	(0.0)	(0.0)
Net revenue of sold products (work, services)	035	861 248.0	818 081.0
Costs for production of sold products (work, services)	040	(831 657.0)	(720 297.0)
Gross:			

- profit	050	29 591.0	97 784.0
- losses	055	(0.0)	(0.0)
Other operational revenues	060	71 810.0	43 196.0
Administrative expenses	070	(15 443.0)	(13 096.0)
Commercial costs	080	(647.0)	(352.0)
Other operational costs and expenses	090	(176 841.0)	(66 670.0)
Financial results of operational activity: - profit	100	0.0	60 862.0
- losses	105	(91 530.0)	(0.0)
Revenues from sharing in the capital	110	0.0	0.0
Other financial revenues	120	0.0	0.0
Other revenues	130	2 154.0	23 438.0
Financial losses	140	(7 627.0)	(6 734.0)
Losses from sharing in the capital	150	(201.0)	(158.0)
Other losses	160	(1 626.0)	(22 185.0)
Financial results of usual activity: - total profit	170	0,0	55 223.0
- total losses	175	(98 830.0)	(0.0)
Profit tax	180	(8 417.0)	(37 570.0)
Financial results of usual activity: - balance sheet profit	190	0.0	17 653.0
- balance sheet losses	195	(107 247.0)	(0.0)
Unusual: - profit	200	0.0	0.0
- losses	205	(0.0)	(0.0)
Tax from unusual profit	210	(0.0)	(0.0)
Net: - profit	220	0.0	17 653.0
- losses	225	(107 247.0)	(0.0)

2. Production Costs (Turnover Costs)

Description	Row code	Accounting year	Past year
1	2	3	4
Material costs	230	684 479.0	590 490.0
Salary expenses	240	49 528.0	38 252.0
Allocations for social arrangements	250	18 260.0	14 160.0
Depreciation	260	99 094.0	96 062.0
Other costs	270	142 526.0	60 194.0
Total	**280**	**993 887.0**	**799 158.0**

2. Profitability of shares

Description	Row code	Accounting year	Past year
1	2	3	4
Quantity of common shares	300	3 923 998.0	3 923 998.0
Adjusted quantity of common shares	310	0.0	0.0
Net profit per one common share	320	(27.0)	5.0
Adjusted net profit per one share	330	0.0	0.0
Dividends per one common share	340	0.0	0.0

Manager ____________________ **Popov S. A.**

[signature]

Chief Accountant ____________________ **Huschin A. M.**

[signature]

File 82-4844

Attachment 9

Appendix

to the Accounting Form (standard) 2

BALANCE SHEET OF THE COMPANY

AS OF September 30, 2003

		CODES
	Date (year, month, day)	03/10/01
Enterprise: **the OJSC "Dniproenergo"**	as to EDRPOU	130872
Territory: Zaporizka oblast	as to KOATUU	2310136900
Ownership: COLLECTIVE PROPERTY	as to KFV	20
State management authority: The ministry fuel and power	as to SPODU	6024
Branch: industrial	as to ZKGNG	11110
Type of economic activity: Manufacture of the electric power	as to KVED	40101
Measuring unit: UAH thousand	Controlling amount	

Address: 69096, Zaporizhzhia region, Zaporizhzhia, Hrebelna Str., 2.

Form No 1 as to DKUD 1801001

ASSETS	Row code	At the beginning of the year	At the end of the year
1	2	3	4
1. FIXED AND OTHER CAPITAL ASSETS			
Intangible assets: - residual value	010	2 119.0	2 504.0
- initial value	011	2 674.0	3 297.0
- depreciation	012	(555.0)	(793.0)
Uncompleted constructions	020	61 769.0	75 651.0
Fixed capital: - residual value	030	1 730 975.0	1 816 262.0

- initial value	031	7 755 405.0	7 982 510.0
- depreciation	032	(6 024 430.0)	(6 166 248.0)
Long-term financial investment: - that accounted under method of sharing in the capital of other enterp.	040	6 558.0	6 357.0
- other financial investments	045	133.0	133.0
Long-term accounts payable	050	18 998.0	15 479.0
Delay tax assets	060	111 390.0	111 390.0
Other capital assets	070	0.0	0.0
Section 1 total	**080**	**1 931 942.0**	**2 027 776.0**
2. WORKING ASSETS			
Inventories: - production inventories	100	171 372.0	200 953.0
- animals under growing and feeding	110	0.0	0.0
- uncompleted production	120	8.0	0.0
- finished products	130	0.0	0.0
- goods	140	104.0	87.0
Promissory notes received	150	64 711.0	51 911.0
Account receivable for goods, works, services: - purchase value	160	484 272.0	543 439.0
- initial value	161	2 537 164.0	2 746 991.0
- reserve of doubtful debts	162	(2 052 892.0)	(2 203 552.0)
Account receivable for settlements: - with the budget	170	9 035.0	5 263.0
- on granted advance	180	56 571.0	9 788.0
- on taxation payments	190	0.0	0.0
- of internal settlements	200	0.0	0.0
Other account receivable	210	9 866.0	12 641.0
Short-term financial investment	220	0.0	0.0
Monetary funds and settlements: - settlement account	230	13 967.0	22 420.0

- currency account	240	0.0	0.0
- other working assets	250	44 385.0	45 544.0
Section 2 total	**260**	**854 291.0**	**892 046.0**
3. EXPENCES OF FUTURE PERIODS	270	98.0	579.0
BALANCE (Sum of rows 080, 260, 270)	**280**	**2 786 331.0**	**2 920 401.0**

LIABILITIES	**Row code**	**At the beginning of the year**	**At the end of the year**
1	**2**	**3**	**4**
1. OWN CAPITAL			
Charter fund (capital)	300	98 100.0	98 100.0
Share capital	310	0.0	0.0
Additional invested capital	320	0.0	0.0
Other additional capital	330	1 957 779.0	2 187 974.0
Reserve capital	340	15 338.0	15 338.0
380	**228 3**	**314 174.0**	
2. PROVIDING OF FUTURE EXPENDITURES AND PAYMENTS			
Providing of payments for personnel	400	0.0	0.0
Other providing	410	0.0	0.0
Target - oriented financing	420	0.0	0.0
Sections 2 total	**430**	**0.0**	**0.0**
3. LONG - TERM LIABILITIES			
Long term bank loans	440	109 459.0	104 467.0
Other long term finance liabilities	450	0.0	0.0
Deferred tax indebtedness	460	0.0	0.0
Other liabilities	470	40 325.0	121 330.0
Section 3 total	**480**	**149 784.0**	**225 797.0**

4. CURRENT LIABILITIES			
Short term bank loans	500	53 600.0	101 992.0
Current indebtedness under long term liabilities	510	31 120.0	49 536.0
Issued notes	520	128 846.0	102 740.0
Account payable for goods, works and services	530	1 535 097.0	1 451 387.0
Current liabilities for settlements: - with respect to advance payments received	540	163.0	19 143.0
- with the budget	550	388 058.0	378 974.0
- with respect to non-budgetary payments	560	50 986.0	50 986.0
- with respect to insurance	570	2 802.0	4 574.0
- with respect to salaries	580	5 982.0	9 983.0
- with participants	590	34 779.0	34 779.0
- with subsidiaries	600	0.0	0.0
Other current liabilities	610	176 439.0	176 037.0
Section 4 total	**620**	**2 407 872.0**	**2 380 131.0**
5. REVENUES OF FUTURE PERIODS	**630**	299.0	299.0
BALANCE (Sum of rows 380, 430, 480,620,)	**640**	**2 786 331.0**	**2 920 401.0**

Manager ________________ **Sergiy Andriyovych Popov**
[signature]

Chief accountant ________________ **Anatoliy Mykhailovych Huschyn**
[signature]

File No. 82-4844

Attachment 10

Appendix

to the Accounting Form (standard) 3

FINANCIAL RESULTS REPORT

AS OF September 30, 2003

		CODES
	Date (year, month, day)	03\09\30
Enterprise: **the OJSC "Dniproenergo"**	as to EDRPOU	130872
Territory: Zaporizka oblast	as to KOATUU	2310136900
State management authority: The ministry fuel and power	as to SPODU	6024
Branch: industrial	as to ZKGNG	11110
Type of economic activity: Manufacture of electric power	as to KVED	40101
Ownership: Collective property	as to KFV	
Measuring unit: UAH thousand	Controlling amount	

Form No. 2 as to DKUD 1801003

1. Financial results

Description	Row code	Accounting year	Past year
1	2	3	4
Products sales revenue (goods, works, services)	010	1 476 275.0	1 492 486.0
Value added tax	015	(246 038.0)	(248 743).0
Excise duty	020	(0.0)	(0.0)
	025	(46.0)	(28.0)
Other use of revenue	`030	0.0	0.0
Net revenue of sold products (work, services)	035	1 230 191.0	1 243 715.0
Costs for production of sold products (work, services)	040	(1 191 456.0)	1 107 924.0)
Gross:	050	38 735.0	135 791.0

- profit			
- losses	055	(0.0)	(0.0)
Other operational revenues	060	73 257.0	48 924.0
Administrative expenses	070	(23 312.0)	(19 922.0)
Commercial costs	080	(972.0)	(636.0)
Other operational costs and expenses	090	(204 752.0)	(138 748.0)
Financial results of operational activity: - profit	100	0.0	25 409.0
- losses	105	(117 044.0)	(0.0)
Revenues from sharing in the capital	110	0.0	0.0
Other financial revenues	120	0.0	0.0
Other revenues	130	17 879.0	24 405.0
Financial losses	140	(13 754.0)	(8 193.0)
Losses from sharing in the capital	150	(202.0)	(158.0)
Other losses	160	(21 788.0)	(32 469.0)
Financial results of usual activity: - total profit	170	0.0	8 994.0
- total losses	175	(134 909.0)	(0.0)
Profit tax	180	(10 859.0)	(54 308.0)
Financial results of usual activity: - balance sheet profit	190	0.0	0.0
- balance sheet losses	195	(145 768.0)	(45 314.0)
Unusual: - profit	200	0.0	0.0
- losses	205	(0.0)	(30.0)
Tax from unusual profit	210	(0.0)	(0.0)
Net: - profit	220	0.0	0.0
- losses	225	(145 768.0)	(45 344.0)

2. Production Costs (Turnover Costs)

Description	Row code	Accounting year	Past year
1	2	3	4
Material costs	230	968 256.0	903 138.0
Salary expenses	240	78 702.0	63 460.0
Allocations for social arrangements	250	29 044.0	23 067.0
Depreciation	260	146 983.0	143 490.0
Other costs	270	165 743.0	133 505.0
Total	**280**	**1 388 728.0**	**1 266 660.0**

2. Profitability of shares

Description	Row code	Accounting year	Past year
1	2	3	4
Quantity of common shares	300	3 923 998.0	3 923 998.0
Adjusted quantity of common shares	310	0.0	0.0
Net profit per one common share	320	-37.0	-12..0
Adjusted net profit per one share	330	0.0	0.0
Dividends per one common share	340	0.0	0.0

Manager ____________ [signature] **Sergiy Andriyovych Popov**

Chief accountant ____________ [signature] **Anatoliy Mykhailovych Huschyn**

File No. 82 - 4844

Attachment 13

Appendix

to the Accounting Form (standard) 2

BALANCE SHEET OF THE COMPANY

AS OF March 31 2004

CODES

Date (year, month, day) 04/03/31

Enterprise: **the OJSC "Dniproenergo"**	as to EDRPOU	00130872
Territory: Zaporizka oblast	as to KOATUU	2310136900
Ownership: COLLECTIVE PROPERTY	as to KFV	20
State management authority: The ministry fuel and power	as to SPODU	06024
Branch: industrial	as to ZKGNG	11110
Type of economic activity: Manufacture of the electric power	as to KVED	40101
Measuring unit: UAH thousand	Controlling amount	

Address: 69096, Zaporizhzhya, Hrebelna Str., 2.

Form No 1 as to DKUD 1801001

ASSETS	Row code	At the beginning of the year	At the end of the year
1	2	3	4
1. FIXED AND OTHER CAPITAL ASSETS			
Intangible assets: -residual value	010	2 434.0	2 331.0
-initial value	011	3 330.0	3 330.0
-depreciation	012	(896.0)	(999.0)
Uncompleted constructions	020	78 661.0	68 019.0
Fixed capital: -residual value	030	1 750 851.0	1 717 505.0

-initial value	031	7 945 950.0	7 959 933.0
-depreciation	032	(6 195 099.0)	(6 242 428.0)
Long-term financial investment: -that accounted under method of sharing in the capital of other enterp.	040	6 278.0	6 278.0
-other financial investments	045	114.0	114.0
Long-term accounts payable	050	12 858.0	10 967.0
Delay tax assets	060	177 196.0	177 196.0
Other capital assets	070	0.0	0.0
Section 1 total	**080**	**2 028 392.0**	**1 982 410.0**
2. WORKING ASSETS			
Inventories: -production inventories	100	192 086.0	164 137.0
-animals under growing and feeding	110	0.0	0.0
-uncompleted production	120	100.0	78.0
-finished products	130	0.0	0.0
-goods	140	89.0	77.0
Promissory notes received	150	51 911.0	51 911.0
Account receivable for goods, works, services: -purchase value	160	555 182.0	573 117.0
-initial value	161	2 820 959.0	2 880 238.0
-reserve of doubtful debts	162	(2 265 777.0)	(2 307 121.0)
Account receivable for settlements : -with the budget	170	2 066.0	662.0
-on granted advance	180	5 623.0	6 185.0
-on taxation payments	190	0.0	0.0
-of internal settlements	200	0.0	0.0
Other account receivable	210	11 805.0	11 261.0
Short-term financial investment	220	0.0	0.0
Monetary funds and settlements: - settlement account	230	12 730.0	1 998.0

- currency account	240	0.0	0.0
other working assets	250	23 448.0	23 302.0
Section 2 total	**260**	**855 040.0**	**832 728.0**
3. EXPENCES OF FUTURE PERIODS	270	1 295.0	915.0
BALANCE (Sum of rows 080, 260, 270)	**280**	**2 884 727.0**	**2 816 053.0**

LIABILITIES	Row code	At the beginning of the year	At the end of the year
1	2	3	4
1. OWN CAPITAL			
Charter fund (capital)	300	98 100.0	98 100.0
Share capital	310	0.0	0.0
Additional invested capital	320	0.0	0.0
Other additional capital	330	2 046 292.0	2 045 572.0
Reserve capital	340	34 605.0	34 605.0
Undistributed profit	350	0.0	0.0
Uncovered losses	352	1 415 203.0	1 457 825.0
Unpaid capital	360	0.0	0.0
Withhold capital	370	0.0	0.0
Section 1 capital	**380**	**763 794.0**	**720 452.0**
2. PROVIDING OF FUTURE EXPENDITURES AND PAYMENTS			
Providing of payments for personnel	400	0.0	0.0
Other providing	410	0.0	0.0
Target - oriented financing	420	0.0	50.0
Sections 2 total	**430**	**0.0**	**50.0**
3. LONG - TERM LIABILITIES			

Long term bank loans	440	99 493.0	99 452.0
Other long-term finance liabilities	450	0.0	0.0
Deferred tax indebtedness	460	0.0	0.0
Other liabilities	470	15 350.0	150 593.0
Section 3 total	**480**	**114 843.0**	**250 045.0**
4. CURRENT LIABILITIES			
Short term bank loans	500	72 999.0	58 235.0
Current indebtedness under long term liabilities	510	178 619.0	40 455.0
Issued notes	520	7 639.0	7 639.0
Account payable for goods, works and services	530	1 071 689.0	1 058 544.0
Current liabilities for settlements : -with respect to advance payments received	540	7 828.0	217.0
-with the budget	550	453 527.0	456 662.0
-with respect to non-budgetary payments	560	17 723.0	17 723.0
-with respect to insurance	570	2 517.0	3 154.0
-with respect to salaries	580	6 782.0	7 207.0
-with participants	590	10 004.0	10 004.0
-with subsidiaries	600	0.0	0.0
Other current liabilities	610	176 477.0	184 746.0
Section 4 total	**620**	**2 005 804.0**	**1 844 586.0**
5. REVENUES OF FUTURE PERIODS	**630**	**286.0**	**920.0**
BALANCE (Sum of rows 380, 430, 480,620,)	**640**	**2 884 727.0**	**2 816 053.0**

Manager _______________ **Sergiy Vasilevich Myakota**
[signature]

Chief accountant _______________ **Anatoliy Mykhailovych Huschyn**
[signature]

File No. 82 - 4844

Attachment 14

Appendix

to the Accounting Form (standard) 3

FINANCIAL RESULTS REPORT

AS OF March 31 2004

		CODES
	Date (year, month, day)	04\03\31
Enterprise: **the OJSC "Dniproenergo"**	as to EDRPOU	00130872
Territory: Zaporizka oblast	as to KOATUU	2310136900
Ownership: Collective property	as to KFV	
State management authority: The ministry fuel and power	as to SPODU	06024
Branch: industrial	as to ZKGNG	11110
Type of economic activity: Manufacture of electric power	as to KVED	40110
Measuring unit: UAH thousand	Controlling amount	

Form No. 2 as to DKUD 1801003

1. Financial results

Description	Row code	Accounting year	Past year
1	2	3	4
Products sales revenue (goods, works, services)	010	554 747.0	654 835.0
Value added tax	015	(92 458.0)	(109 137.0)
Excise duty	020	0.0	0.0
	025	(0.0)	(12.0)
Other use of revenue	`030	(0.0)	(0.0)
Net revenue of sold products (work, services)	035	462 289.0	545 686.0
Costs for production of sold products (work, services)	040	(448 695.0)	(497 679.0)
Gross: - profit	050	13 594.0	48 007.0
- losses	055	0.0	0.0
Other operational revenues	060	2 167.0	37 573.0
Administrative expenses	070	(7 983.0)	(7 581.0)

Commercial costs	080	(411.0)	(335.0)
Other operational costs and expenses	090	(48 956.0)	(142 159.0)
Financial results of operational activity: - profit	100	0.0	0.0
- losses	105	(41 589.0)	(64 495.0)
Revenues from sharing in the capital	110	0.0	0.0
Other financial revenues	120	0.0	0.0
Other revenues	130	1 221.0	1 004.0
Financial losses	140	(2 130.0)	(2 537.0)
Losses from sharing in the capital	150	(0.0)	(164.0)
Other losses	160	(189.0)	(1 490.0)
Financial results of usual activity: - total profit	170	0.0	0.0
- total losses	175	(42 687.0)	(67 682.0)
Profit tax	180	(0.0)	(15 296.0)
Financial results of usual activity: - balance sheet profit	190	0.0	0.0
- balance sheet losses	195	(42 687.0)	(82 978.0)
Unusual: - profit	200	0.0	0.0
- losses	205	(0.0)	(0.0)
Tax from unusual profit	210	(0.0)	(0.0)
Net: - profit	220	0.0	0.0
- losses	225	(42 687.0)	(82 978.0)

2. Production Costs (Turnover Costs)

Description	**Row code**	**Accounting year**	**Past year**
1	**2**	**3**	**4**
Material costs	230	370 749.0	424 074.0
Salary expenses	240	26 309.0	23 244.0

Allocations for social arrangements	250	9 841.0	8 577.0
Depreciation	260	48 174.0	49 833.0
Other costs	270	50 531.0	141 394.0
Total	**280**	**505 604.0**	**647 122.0**

3. Profitability of shares

Description	Row code	Accounting year	Past year
1	2	3	4
Quantity of common shares	300	3 923 998.0	3 923 998.0
Adjusted quantity of common shares	310	0.0	0.0
Net profit per one common share	320	0.0	21.0
Adjusted net profit per one share	330	0.0	0.0
Dividends per one common share	340	0.0	0.0

Manager ____________________ **Sergiy Vasilevich Myakota**
[signature]

Chief accountant ____________________ **Anatoliy Mykhailovych Huschyn**
[signature]